Company - GPT RE Limited
File No 34819

The GPT Group

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust
AFSL 286511

Level 52
MLC Centre
19 Martin Place
Sydney NSW 2000
Australia

T: +61 2 8239 3555
F: +61 2 9225 9318
E: gpt@gpt.com.au
www.gpt.com.au

06018050

SEC MAIL RECEIVED PROCESSING SECTION
OCT 3 1 2006
WASH, D.C.
213

26 October 2006

Attention: Filing Clerk

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100F Street, N.E.
Washington, D.C.20549
U.S.A.

Dear Sir

82-34819 SUPPL

Re: Company: GPT RE Limited File No. 34819

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following document is submitted in respect of the above registration:

Date	Documents
20/10/2006	September Quarter Distribution
14/09/2006	Update on JV Discussions
08/09/2006	Change of Director's Interest Notice
04/09/2006	Final Director's Interest Notice
31/08/2006	Brian Norris Retires from GPT Board
29/08/2006	Mid Year Results Presentation
29/08/2006	Half Yearly Report/Half Year Accounts
07/08/2006	Initial Director's Interest Notice
02/08/2006	Appointment of Anne McDonald to GPT Board
24/07/2006	Launches First Wholesale Fund

Yours sincerely,

GPT RE Limited
James Coyne
Legal Counsel and Company Secretary

PROCESSED
NOV 0 7 2006
THOMSON
FINANCIAL

dlw 11/2

Ltr to SecuritiesandExchangeCommission261006.doc

GPT
The GPT Group

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust
AFSL 286511

GPT Management
Holdings Limited
ABN 67 113 510 188

Level 52
MLC Centre
19 Martin Place
Sydney NSW 2000
Australia

T: +61 2 8239 3555
F: +61 2 9225 9318
E: gpt@gpt.com.au
www.gpt.com.au

20 October 2006

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)
20 Bridge Street
SYDNEY NSW 2000
By electronic lodgement

Dear Sir

September Quarter Distribution

GPT advises the distribution for the quarter ended 30 September 2006 will be 6.9 cents per stapled security. This comprises:

Trust Distribution	6.9 cents
Company Dividend	Nil
Total Amount Distributed	6.9 cents

Income Tax Deferred Component

The distribution advice for the September quarter will advise an estimate of nil cents is income tax deferred for investors that hold their investment on capital account. Please note that this amount is an estimate only. The tax deferred component of distributions will not be finalised until after year-end.

Books Closing Date

The register of security holders will close at 5.00 pm, 31 October 2006 for the purpose of determining those security holders entitled to participate in the distribution for the quarter ended 30 September 2006, payable on 17 November 2006.

Documents will be accepted for registration until 5.00 pm on the books closing date at the Sydney Register only:

Securities Registration Services
Link Market Services Limited
Level 12, 680 George Street
SYDNEY NSW 2000

Yours faithfully,

James A Coyne
Company Secretary

GPT Securityholder Service Centre
T: 1800 025 095
F: +61 2 9287 0303
E: gpt@gpt.com.au
www.gpt.com.au

The GPT Group

THE GPT GROUP ANNOUNCES

Planning for the future of the Group's Joint Venture

14 September 2006

The GPT Group (GPT) today announced that the Group is in discussion with Joint Venture partner Babcock and Brown to establish a jointly managed fund focused on European retail assets.

These discussions form part of a broader discussion around the evolution of the Joint Venture strategy and structure, following the Joint Venture reaching full investment.

Nic Lyons, CEO of GPT said GPT's investment in the Joint Venture has to date delivered strong returns.

"We have indicated that the Joint Venture, having reached full investment, would now look to the next stage of its strategy and that includes reviewing the Joint Venture's capital requirements and structure and the opportunity to recycle capital through the creation of funds."

"We have an excellent relationship with Babcock and Brown and look forward to continuing to evolve and build on this relationship and the Joint Venture's business to deliver value for GPT investors," Mr Lyons said.

ENDS

For further information, please contact GPT:

Nic Lyons
Chief Executive Officer
(02) 8239 3565

Donna Byrne
Head of Investor Relations & Corporate Affairs
(02) 8239 3515

Company - GPT RE Limited
File No 34819

The GPT Group

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust
AFSL 286511

GPT Management
Holdings Limited
ABN 67 113 510 188

Level 52
MLC Centre
19 Martin Place
Sydney NSW 2000
Australia

T: +61 2 8239 3555
F: +61 2 9225 9318
E: gpt@gpt.com.au
www.gpt.com.au

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)
20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

GPT Group

8 September 2006

Dear Sir,

Please find attached Appendix 3Y for Anne McDonald.

Yours faithfully

James A Coyne
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	GPT Group comprising the stapled securities of General Property Trust (Trust) and GPT Management Holdings Limited (GPTMHL)
ABN	58 071 755 609 - Trust 67 113 510 188 - GPTMHL

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anne McDonald
Date of last notice	07/08/06

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	NA
Date of change	08/09/06
No. of securities held prior to change	4000
Class	Ordinary Stapled Securities
Number acquired	6500
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.47 per Stapled Security
No. of securities held after change	10500
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	NA
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

The GPT Group

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust
AFSL 286511

GPT Management Holdings Limited
ABN 67 113 510 188

Level 52
MLC Centre
19 Martin Place
Sydney NSW 2000
Australia

T: +61 2 8239 3555
F: +61 2 9225 9318
E: gpt@gpt.com.au
www.gpt.com.au

4 September 2006

The Manager
Companies Section
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sirs

Re: Appendix 3Z

Please find attached Appendix 3Z for Brian Norris following Mr Norris' retirement.

Yours sincerely

James Coyne
Company Secretary

GPT Securityholder Service Centre

T: 1800 025 095
F: +61 2 9287 0303
E: gpt@gpt.com.au

www.gpt.com.au

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	GPT Group comprising the stapled securities of General Property Trust (Trust) and GPT Management Holdings Limited (GPTMHL
ABN	58 071 755 609 - Trust 67 113 510 188 - GPTMHL

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Brian Norris
Date of last notice	25/11/02
Date that director ceased to be director	31/08/06

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
Holder is Katrina Norris (Brian's wife)	1,592 Ordinary Securities
Holder is Finchley Superannuation Fund	2,505 Ordinary Securities

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	None
Nature of interest	NA
Name of registered holder (if issued securities)	NA
No. and class of securities to which interest relates	NA

+ See chapter 19 for defined terms.



Mid Year Results

August 2006

The GPT Group

Agenda

- Highlights
  - Group highlights
  - Financial highlights
- Operating Performance
- Strategic Initiatives
  - Joint Venture update
  - Funds management platform
- Strategy


Group Highlights
The GPT Group

Highlights

- Delivery of financial forecast
  - Results in line with EM forecast
  - Distribution growth 19.3%
- Strong balance sheet
- Solid results from existing operations
- Progress on strategic initiatives
  - JV fully invested
  - Launch of first wholesale fund
- Outlook remains positive


Financial Highlights
GPT
The GPT Group

Reconciliation of Distributable Amount

	Consolidated $m	
Profit after tax	696.5	(P&L)
Less		
Fair value adjustments	454.6	
Net gain on disposal of properties	2.0	
Plus		
Revenue adjustments	20.5	
Internalisation costs	7.1	
Other (Net)	7.6	
Realised operating income	275.1	(Note 3)
Realised operating income Jun 05	230.3	
Increase on previous period	19.5%	

The GPT Group

Strong distribution growth


15
13
11
9
7
5
10.1
10.3
10.5
10.7
10.9
11.1
11.4
13.0
13.6
13.9
(Forecast)
June 02
Dec 02
June 03
Dec 03
June 04
Dec 04
June 05
Dec 05
June 06
Dec 06

The GPT Group

Total Return Above Index (June 2006)


%
30
25
20
15
10
5
0
GPT
S&P/ASX Property 200 Index
26.7
18.0
21.9
17.8
17.0
16.1
1 Year
3 Years
5 Years

The GPT Group

Diversified Asset Base*


JV Equity
12%
Industrial
6%
Hotel/Tourism
8%
Office
22%
Retail
51%

*At June 2006, adjusted for the creation of the GPT Wholesale Office Fund in July 2006.
Office includes GPT investment in GWOF. JV equals contributed equity.

The GPT Group

Strong Balance Sheet*

- Total assets $11 billion
- Gearing of 32.8%
- Total borrowings $3.6 billion
  - $2,590 million AUD
  - €600 million (AUD equivalent $1,032 million)
- Interest cover 3.3** times
- Current effective interest rate 5.01%
  - Weighted average length of debt 2.9 years

*At June 2006, adjusted for the creation of the GPT Wholesale Office Fund in July 2006. Includes GPT investment in GWOF.

** Based on realised income.

Significant increase in Net Asset Backing*

▪ Net asset backing per security	$3.47
▪ Strong increase on Dec 2005	$3.16
▪ Increase in net revaluations	$462.2 million

*Excludes provision for June quarter distribution payment (approximately 6.9 cents per security).

The GPT Group

Interest Rate Hedge Profiles Limits Risk

At 30 June, adjusted for creation of GPT Wholesale Office Fund July 2006


Actual Exposures
Actual Hedges
visual risk
(AUD Millions)
5,679.80
5,274.10
4,868.40
4,462.70
4,057.00
3,651.30
3,245.60
2,839.90
2,434.20
2,028.50
1,622.80
1,217.10
811.40
405.70
0.00
(405.70)
(811.40)
(1,217.10)
(1,622.80)
Dec-06
Sep-07
Jun-08
Mar-09
Dec-09
Sep-10
Jun-11
Mar-12
Dec-12

The GPT Group



Retail

The GPT Group



Retail

- Total assets $5.4 billion
  - Interests in 16 shopping centres
  - 9 Homemaker City centres
- Comparable income growth 3.5%
- Net revaluations $264.9 million

Retail

- Solid sales performance in moderating market*
  - Total centre comparable MAT growth 1.8%
  - Specialty comparable MAT growth 1.4%
- Regional specialty sales $9,117 sqm*
  - Regional specialty occupancy costs 15%
- Occupancy high and arrears low
  - Vacancy less than 1% GLA
  - Arrears less than 0.1% of annual billings

*Excluding centres impacted by development

Development Pipeline: Progress Continues

- Macarthur Square
  - Completed July 2006
  - $109 million development
  - Forecast year yield 8%
- Rouse Hill Town Centre underway
  - $470 million greenfield development
  - Target yield 7%
  - Excellent trade area demographics


Macarthur Square, Sydney
BAY SWISS
BAY
SWISS
BORDERS


Rouse Hill Town Centre

Development Pipeline Remains Strong


Rouse Hill (06-08) $470m
Charlestown (07-08)* $350m
Chirnside (07-08)* $100m
Wollongong (08-09)* $300m
2006
2007
2008
2009

*Estimated timing and cost only



Office

The GPT Group



GPT Office Investment

	At 30 June 2006 ($m)	Post GWOF ($m)
Australia Square	237.0	237.0
Indigo House	24.4	24.4
1 Farrer Place	294.2	294.2
Melbourne Central	330.9	330.9
MLC Centre	332.5	332.5
818 Bourke Street	5.4	5.4
Citigroup Centre	313.3	313.3
10 & 12 Mort Street	50.7	
National, Building 1	170.0	
National, Building 2	141.1	
Brisbane Transit Centre	63.0	
530 Collins Street	293.4	
Darling Park 1 & 2	478.7	
Darling Park 3	257.2	
179 Elizabeth Street	94.6	
Riverside	342.2	
HSBC Centre	249.6	
Investment in GWOF	-	862.3
TOTAL	**3,678.2**	**2,400.0**

The GPT Group

Office

- $2.4 billion investment
  - GPT assets $1.5 billion
  - Investment in GWOF $860 million
- Comparable income up 14.5%
- Strong net revaluations ($167.8 million)
- Over 96% space committed*
- 59,000 sqm leased to June 2006*
  - Terms agreed over an additional 21,700 sqm
- Manageable lease expiry profile*
  - Average lease term 6.2 years

*GPT and GWOF Portfolios (managed by GPT)

The GPT Group


Artist's impression of
818 Bourke Street, Melbourne

Development

- 818 Bourke Street, Melbourne
  - Located in Docklands, Melbourne
  - Adjacent to National@Docklands
  - Cost approx $100 million (forecast yield 7.5%)
- Quality campus style asset
  - A-grade quality building
  - 21,700 sqm office space over six levels
- 10,650 sqm committed to Ericsson
  - 10 year lease on completion
- Due for completion early 2008



Hotel/Tourism

The GPT Group



Hotel/Tourism

- $842 million investment
  - Four Points by Sheraton, Sydney
  - Voyages Resorts
- Income up 2% (like with like)
- Performance weaker following strong 2005 result
  - Weak leisure demand
  - Increased marketing costs
  - Cyclone Larry impacts
  - One off costs
- Ongoing focus on driving revenue/reducing cost

Company - GPT RE Limited
File No 34819



Industrial/Business Parks

The GPT Group



Industrial/Business Park

- Portfolio grown to $607 million portfolio
- Comparable income up 8%
- High occupancy – 97%
  - Long average lease term – 5.8 years
- Net revaluations $12.2 million

Significant Growth Secured

- Acquisitions ($150 million)
  - Portfolio of six assets acquired February 2006
  - Wetherill Park, NSW
  - Port Adelaide, SA
  - Macquarie Park, NSW
- Quad 4 underway
  - Due for completion end 06
- Austrak, Somerton
  - Labelmakers facility (22,200 sqm) complete
  - Coles Myer National Distribution Centre (74,700 sqm) complete early 07
  - Linfox (43,300 sqm)
- Talavera Road, Macquarie Park
  - DA approved site
  - Located in strong industrial market
  - Potential value $90 million

Company - GPT RE Limited
File No 34819



Joint Venture

The GPT Group



Joint Venture Highlights

- On track to achieve full investment by Dec 2006
  - $5.0 billion completed at June 30
  - $0.8 billion currently under contract
- On track to deliver JV EM forecasts for 2006
- Well positioned to deliver strong earnings growth in 2007
  - First year of full investment
  - Additional upside from capital re-cycling
- Increased focus on equity IRR's
  - Low risk investment strategy, capital management

Joint Venture
June 2006 Snapshot


Multifamily 8%
German Residential 42%
US Retail 8%
Light Industrial 20%
German Office 5%
European Retail 17%
(Mezzanine <1%)

Assets acquired*
$5.8 billion

Gearing
76%

Average yield
6.8%

Cost of debt
4.8%

Debt Hedging
5.4 yrs weighted average

Yield Spread
200 bps

* Completed and under contract

The GPT Group

Joint Venture
German Residential*

Key Facts	
GLA	2.2m sqm
Units*	35,078
Value	$2.4b
Value p/sqm	€ 622
Average Yield	6.5%

* Includes residential + commercial units


Kiel
Hamburg
Bremen
Berlin
Hannover/
Salzgitter
Meunster
Dusseldorf
Cologne
Frankfurt
Karlsruhe
Nuremberg
Stuttgart
Freiburg

*Settled and under contract

Joint Venture European Retail*

Key Facts	
Assets	42
GLA	364,304 sqm
Value	$1.0b
Average Yield	6.5%


Other
19%
Cash'n'Carry
8%
Neighbourhood Centre
34%
Shopping Centre
39%


Germany
Assets 40
GLA % 81%
Poland
Assets 1
GLA % 5%
Czech Republic
Assets
GLA % 14%

*Settled and under contract

Joint Venture
European Light Industrial*

Key Facts	
Assets	85
GLA	1.27m sqm
Value	$1.2b
Average Yield	6.4%


Denmark
Assets 3
GLA % 3%
Netherlands
Assets 41
GLA % 28%
Germany
Assets 25
GLA % 60%
France
Assets 16
GLA % 9%

*Settled and under contract



Joint Venture
US Multifamily

- $500m interest in a $1.2b multifamily portfolio
  - Stable cashflows, tenant diversity
  - Improving fundamentals
  - Significantly below replacement cost
- Investment structure
  - One third equity interest $412m 6.3% yield
  - 10 Year mezzanine debt $84m 10.25% yield

Joint Venture
US Multifamily

Key Facts

Properties
66 (11 US States)

Apartments 19,500

Value $496m*

*JV one third equity interest + mezzanine debt

Management by Alliance

- Top Ten multi-family manager
- Incentivised fee structure


NV
AZ
TX
TN
AL
GA
SC
NC
VA
MD
FL

The GPT Group

Joint Venture
US Retail

Key Facts

Assets	6
GLA	3.7m sq ft
Value*	$478m
Average Yield	7.8%

*JV 90% interest


NC
Greenville
SC
Myrtle Beach
GA
AL
Auburn
Brunswick
Valdosta
Mobile
FL

The GPT Group

Joint Venture Results

- Achievements – past 12 months
  - JV fully invested by Dec 2006
  - Well diversified, but focused portfolio
  - Investment strategy delivered
    - Stable cash-flows
    - Attractive spreads
    - 75% gearing, non-recourse debt
    - Interest rates substantially hedged
  - Well positioned to deliver upside at exit
- Targets: Next 12 months
  - Bed down recent acquisitions
  - Leverage existing positions
    - Improve portfolio quality
    - Work our capital harder

Funds Management

- Key strategic initiative
  - Diversifies capital sources
  - Leverages GPT skill base
  - Balance sheet management
- First fund launched July 2006
  - $2.1-billion GPT Wholesale Office Fund
  - Strong demand
  - Excellent register (domestic and international investors)
  - GPT co-investment 40%
- Resourcing in place
- Significant growth potential

GPT Strategy

- Core portfolio ✓
  - Ongoing active management to drive returns
  - Expansion through acquisitions and developments
- Joint Venture ✓
  - Continued focus on converting pipeline assets, stable cashflows/locked in funding spreads
  - Maximising value – trading, securitisation, refinancing
- GPT positioning ✓
  - Identify additional growth opportunities (businesses/sectors)
  - Establishment of funds management platform

The GPT Group

THE GPT GROUP ANNOUNCES

Brian Norris Retires from GPT Board

31 August 2006

GPT today announced that Brian Norris has decided to retire from the Board, effective 31 August.

Mr Norris made a highly valued contribution to the growth and evolution of GPT, through his involvement with the Group close to 30 years. Mr Norris has for many years also been a member of the Audit and Risk Management Committee.

"Brian has been a most effective member of the Board for many years. His proficiency in accounting and tax, his professionalism and his passion for all things GPT will long be remembered and we thank him for that. He will be missed," said Peter Joseph, Chairman of the the GPT Group.

On behalf of GPT investors the Board and management of GPT would formally like to acknowledge and thank Mr Norris for his long service and significant contribution to advancing the interests of investors at all times.

ENDS

The GPT Group

GPT Management Holdings Limited
ABN 67 113 510 188

Level 52
MLC Centre
19 Martin Place
Sydney NSW 2000
Australia

T: +61 2 8239 3555
F: +61 2 9225 9318
E: gpt@gpt.com.au
www.gpt.com.au

29 August 2006

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)
20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

Dear Sir

Re: GPT Group – Half Year Results

Dear Sir,

1. Half Year Results for period to 30 June 2006

Please find attached statement regarding GPT's results for the 6 months to 30 June 2006. Also attached are GPT's audited financial statements for the six months to 30 June 2006, ASX Appendix 4D and the Financial Statements for GPT Management Holdings Limited.

2. June Quarter Distribution

GPT advises the income distribution for the quarter ended 30 June 2006 will be 6.9 cents per stapled security. This comprises:

Trust Distribution	6.9 cents
Company Dividend	Nil
Total Amount Distributed	6.9 cents

(a) Trust Distribution

A distribution for the three months ended 30 June 2006 of 6.9 cents per security will be paid on 21 September 2006 (the distribution for the three months ended 30 June 2005 was 5.7 cents per security and the distribution for the three months ended 31 March 2006 was 6.7 cents per security).

(b) Income Tax Deferred Component

The distribution advice for the June quarter will advise an estimate of 1.38 cents is income tax deferred for investors that hold their investment on

GPT
The GPT Group

capital account. The income tax deferred component will reduce the cost base (or indexed base) in the case of units liable to capital gains tax on disposal.

Please note that this amount is an estimate only. The tax deferred component of distributions from the Trust will not be finalised until after year-end.

(c) Company Dividend

No dividend will be paid for this period.

(d) Books Closing Date

In accordance with Listing Rule 3A(5), we give formal notice that the register of security holders will close at 5.00 pm, 7 September 2006 for the purpose of determining those security holders entitled to participate in the distribution for the quarter ended 30 June 2006, payable on 21 September 2006.

Documents will be accepted for registration until 5.00 pm on the books closing date at the Sydney Register only:

Securities Registration Services
Link Market Services Limited
Level 12, 680 George Street
SYDNEY NSW 2000

Yours faithfully,

James A Coyne
Company Secretary

THE GPT GROUP ANNOUNCES

2006 Mid Year Results

29 August 2006

The GPT Group

The GPT Group announces significant increase in NTA, delivery of financial forecasts and progress on strategic initiatives

The GPT Group (GPT) today announced a 2006 mid year result consistent with the Group's full year forecast contained in the May 2005 Notice of Meeting and Explanatory Memorandum (EM). The Group also made significant progress on major strategic initiatives in the first half of 2006, including the Group's joint venture investment and its funds management strategy. As a result, GPT is well positioned to achieve the significant increases in income to investors forecast for 2006.

The Group reported a profit after tax of $696.5 million for the six months to June 2006. The distribution paid to Securityholders was $276.0 million.

Securityholders will receive 6.9 cents per security (cps) for the June quarter, taking the distribution for the first half of 2006 to 13.6 cps, up from 11.4 cps for the six months to June 2005, an increase of 19.3%.

GPT's underlying performance, as reflected in net operating income, increased to $275.1 million, up 19.5% (compared to the previous corresponding period), representing growth from the core portfolio, the impact of the saving in management fees previously paid to Lend Lease and the contribution from the Group's joint venture with Babcock & Brown (JV).

Financial Highlights At 30 June 2006

	Consolidated $m	
Income	$1,027.3	
Profit	$696.5	
Operating Income	$275.1	up 19.5%
Net Assets per security[1]	$3.47	up 10%

Nic Lyons, Chief Executive Officer of the GPT Group, said: "We are pleased that the Group's profit reflects we are on target to meet the forecast for the year ended December 2006 contained in the Explanatory Memorandum dated May 2005."

[1] Excludes provision for the June 2006 quarter distribution payment.

The Group has a strong balance sheet and access to a range of capital sources. Following the launch of the GPT Wholesale Office Fund in July 2006, GPT reduced gearing to 32.8%, at the low end of the policy range of 30-40% and below the sector average. Total assets at 30 June 2006 of $12.3 billion included the benefit of substantial valuation increases across the Group's quality Australian asset base, recent acquisitions and the benefit of increased investment in the Group's Australian development pipeline and joint venture with Babcock & Brown.

GPT's total borrowings of $3.6 billion[2], includes Australian, US and Euro denominated debt and is currently fully hedged. This level of gearing provides significant capacity to fund the Group's development projects and future opportunities.

The current weighted average interest rate across GPT's debt is 5.01% (after fees and margins) and the average term is 2.9 years. Net assets per security increased by 10%, to $3.47 at June (excluding provision for the June quarter distribution), an increase of 31 cents on the 31 December 2005 figure. The allocation between the Trust Unit and GPT Management Holdings Limited Share is $3.33 and $0.14 respectively.

The Group made significant progress on its stated intention to establish a funds management platform, with the successful launch of the Group's first wholesale fund, the GPT Wholesale Office Fund, on 21 July 2006.

The JV has also made excellent progress during the period and will achieve full investment by December 2006, having now secured a total of $5.8 billion in assets.

Mr Lyons said he was pleased that GPT's strong financial performance was assisted by the progress made on a range of initiatives in the first half of 2006 which would add to future growth.

"In addition to delivering on our financial performance objectives, we have continued to make strong progress on a range of strategic initiatives which build on the evolution of GPT's business model.

"This result effectively positions GPT to deliver an increase in distributions this year (with a forecast of 27.5 cps). With the JV positioned to be fully invested on schedule, the successful launch of our first wholesale fund and progress on our development pipeline, we are seeing continued momentum across the business.

"GPT's $9.3 billion Australian real estate portfolio has benefited from a focus on active management and development in this period, illustrated by an increase in income. We also achieved growth in our Australian business and assets through the acquisition of an interest in Highpoint Shopping Centre, a

[2] Adjusted for the creation of the GPT Wholesale Office Fund

range of industrial acquisitions and the commencement of an office development at 818 Bourke Street, Melbourne," Mr Lyons said.

The size and quality of GPT's portfolio and business operations and its increasing geographic diversity, provide a solid foundation for sustainable income and capital growth.

The Group has a significant development program with a number of projects underway at a cost of approximately $2 billion in the medium term. This will secure future growth in the Group's Australian core assets as the Group further diversifies its business operations and offshore exposure.

GPT's large scale retail development pipeline made considerable progress during the period. The Macarthur Square development was completed and the expanded Centre is trading well. The completion of developments at Melbourne Central and Penrith resulted in increased underlying income from these assets. The Rouse Hill Town Centre commenced construction in April 2006. Representing an investment of $470 million, this greenfield site is the next major development for the Group.

The Office Portfolio maintained high occupancy and work commenced on the construction of a 21,700 sqm campus style building at 818 Bourke Street, Melbourne which is 50% pre-committed to Ericsson. Signs of recovery in the office sector have also been evident and the portfolio is positioned well to benefit from an increase in demand.

The Industrial/Business Park Portfolio delivered solid income growth and recent acquisitions have expanded the Group's current investment and future development pipeline in this sector, and will contribute to increased income in 2006. Income from the Hotel/Tourism Portfolio was impacted by weaker domestic and inbound travel and one-off events largely associated with the impact of Cyclone Larry. The portfolio result is now also fully reflective of the operating performance of the Voyages managed assets as a result of the consolidation of this wholly owned subsidiary and, therefore, reflects the seasonality of the business which is traditionally skewed towards the second half of the year.

Strong increases in valuations were also achieved across the portfolio, particularly across the retail and office assets, with a net increase resulting from revaluations of $443.7 million across GPT's Australian portfolio.

Yield

The yield on the closing price on 28 August 2006 of $4.55 was 6% (based on forecast 2006 distributions).

Security Price

The price performance since the internalisation in June 2005 has continued to be strong, with GPT Securities closing at $4.34 on 30 June 2006, up from $4.10 at 31 December 2005.

GPT's full year accumulation return (security price movement and income) for the year to 30 June 2006 was 26.7%, well above the S&P/ASX Property 200 Accumulation Index return of 18.0%. GPT's three and five year per annum returns were also above those of the Index, at 21.9% and 17.0% respectively.

Outlook

Mr Lyons said he remained confident in the ability of the Group to deliver the forecasts outlined in the EM and to continue GPT's transition to a more diversified and growth oriented business mix.

"We continue to perform against our financial targets and we have an energetic and committed team. This has been an important period in GPT's evolution, with continued progress in relation to our strategic goals. We remain focused on delivering the significant growth forecast for 2006 and on establishing a platform that provides the potential to sustainably deliver a higher level of growth over the medium to long term," Mr Lyons said.

ENDS

For further information contact:

Nic Lyons
Chief Executive Officer
02 8239 3565
0401 719 899

Michael O'Brien
Chief Operating Officer
02 8239 3544
0417 691 028

Kieran Pryke
Chief Financial Officer
02 8239 3547
0413 882 524

Donna Byrne
Head of Investor Relations &
Corporate Affairs
02 8239 3515
0401 711 542

ADDITIONAL INFORMATION

JV

The JV concluded the first half of the year on target to be fully invested by December 2006, with all capital now committed. At 30 June, a total of $5.0 billion in assets had been acquired, with $800 million in assets under contract.

Neil Tobin, General Manager, JV for GPT said the Portfolio had achieved significant diversity and scale, with portfolios now established in a range of sectors and markets in Europe and the US.

"We have made great progress in aggregating portfolios of significant scale and diversity, in line with our strategy. In Europe we have retail, light industrial, German residential and office portfolios, and in the US multifamily and retail portfolios.

"Having reached full investment we are now focused on bedding down our recent acquisitions and increasingly are focusing on the next stage of our strategy for the JV – the recycling of capital, and maximisation of returns," Mr Tobin said.

At 30 June, the JV portfolios included:

German Residential

The German Residential Portfolio comprises over 31,000 apartments, located primarily in the former western Germany and Berlin, with an acquisition cost of approximately $2.0 billion. Opportunities to maximise the value of the portfolio through selected trading and remixing are being progressed. The revaluation of around 60% of the portfolio in the half reflected an 8% increase on book cost.

European Light Industrial

The joint venture with Halverton REIM is progressing well, with the portfolio comprising 69 properties located across Germany, the Netherlands, France and Denmark, with an acquisition cost of approximately $900 million. The acquisition pipeline remains strong, providing the potential to further expand the portfolio as capital is realised through selected trading. Improvements in the operating performance of the portfolio over time are expected through active asset management.

European Retail

This portfolio comprises 32 assets with a cost of approximately $786 million, including German neighbourhood centres and shopping centres located in Germany, Poland and the Czech Republic. GPT is asset managing the shopping centres on behalf of the JV, with the major focus being asset planning and the master planning of the Straubing and Pomorska shopping centres, both of which have future development potential.

US Retail

The $478 million US retail portfolio (consisting of a 90% interest in six assets) is performing in line with expectations. Development is underway at Valdosta (completion late 2006) with a new lifestyle component and junior anchor stores being added to the tenant mix. Myrtle Beach is undergoing a

repositioning with the addition of a new 12 screen cinema complex and specialty re-mixing due to complete in late 2006, with a longer term master plan being prepared. University Village continues to stabilise after its recent expansion. GPT is asset managing this portfolio on behalf of the JV, with the current focus being asset planning and on ensuring the portfolio is managed actively to maximise both the short and long term performance of the assets.

German Office

The Württembergische Office portfolio acquisition was completed during April, bringing the total acquisition cost for this portfolio to approximately $300 million. The JV believes there will be opportunities to grow and diversify the tenant base of this portfolio by targeting assets that have sought after inner-city locations in the smaller German cities, with attractive yields and the potential to add value through lengthening lease expiries and reducing costs.

Multifamily

The JV Fund made its first investment in the US multifamily sector, via a one third equity interest ($412 million) and an $84 million mezzanine loan secured over a $1.2 billion Multifamily Portfolio, comprising approximately 19,500 apartments in 11 US states. The JV has the potential to grow and diversify this portfolio and to benefit from improvements in performance and value as conditions for the sector improve in line with rising interest rates and reduced home affordability.

Mezzanine

The JV has a strategy to assemble a diversified portfolio of real estate related mezzanine funding positions that provide appropriate risk adjusted returns. To date, one loan has been entered into – a $16.4 million loan with a 20% total return as part of the funding of the Sydney Wharf residential development.

Capital Management

Consistent with our strategy, the interest rate exposure of the JV Fund is substantially hedged, with a weighted average fixed or hedged term at a Fund level of around 5.4 years. GPT's Euro and US income from the JV Fund is also substantially hedged.

Retail Portfolio

Head of Retail for GPT, Mr Mark Fookes, said GPT's Retail Portfolio had delivered solid performance in the first half of the year, with GPT's shopping centres continuing to trade above industry sales productivity benchmarks and occupancy remaining high.

The portfolio, which was expanded with the acquisition of a 50% interest in one of Melbourne's most successful centres, Highpoint Shopping Centre, now has a value of over $5.4 billion and consists of interests in 16 quality Australian shopping centres and a portfolio of 9 Homemaker City Centres.

Regional specialty sales of $9,117 per sqm across GPT's shopping centres remain above the industry average and regional specialty occupancy costs, at 15.0%, provide prospects for continued rental

growth. Reflecting a moderation in sales growth generally, comparable centre sales growth across GPT's shopping centres was 1.8% and comparable specialty sales growth was 1.4% in the year to 30 June 2006.

Across GPT's portfolio, less than 1% of gross lettable area (GLA) is vacant, and arrears remain very low with debtors representing less than 0.1% of annual billings.

Transactions

The Group expanded the Retail Portfolio and the Group's retail operations with the acquisition of a 50% interest in Highpoint Shopping Centre and the management rights to the asset in March 2006 for $672.5 million (including acquisition costs and an additional payment of $19 million related to an increase in Myer's rental). The first three month's performance delivered on acquisition commerce, and the asset remains on target to deliver a year one yield of 5.5% (post costs).

The Centre is an excellent fit with GPT's strategy in retail, located in a trade area with strong forecast growth and excellent future expansion potential. As one of Australia's top 10 super regional centres, Highpoint is the only regional shopping centre servicing the western and north-western suburbs of Melbourne.

GPT continued to take advantage of a very strong investment market with the sale of Homemaker City Moorabbin, for $36.6 million, $2.5 million above GPT's fair value for the asset.

Development Update

The portfolio has benefited from recently completed developments, with income at Macarthur and Penrith increasing substantially following recent expansions. The assets are positioned to achieve first year yields on cost ($110 million for Macarthur and $70 million for Penrith) of 8% and 9% respectively.

Melbourne Central's performance has also been strong, following completion of a major $260 million development in September 2005. Income at this asset is forecast to grow over the remainder of this year, following the opening of the remaining restaurant retailers on Level 3 earlier this year. A significant development profit was achieved, with increase in valuation of over $80 million post development.

Building on these successful developments, the Retail Portfolio has projects with a potential cost of over $1.2 billion planned over the next four years. These projects will be a key driver of further growth.

Construction of GPT's Rouse Hill Town Centre, in Sydney's north west, commenced in April 2006. As one of the last major greenfield regional retail opportunities within the Sydney metropolitan area this is a unique opportunity for the Group to develop a new retail precinct as part of a planned community. GPT will develop and own the $470 million Town Centre and is in joint venture with Lend Lease to develop the remaining facilities and the residential component of this large-scale project.

Plans to expand Charlestown Square and Wollongong Central are progressing and are expected to reach major milestones over the course of this year.

"Our Retail assets have benefited from intensive management and prudent ongoing development, and we are seeing the benefit of redevelopments at Penrith, Macarthur Square and Melbourne Central. These, combined with developments such as the expansion of Charlestown Square, Wollongong Central and the creation of a major retail, leisure and community centre at Rouse Hill, will deliver further income growth in the medium term," Mr Fookes said.

"Opportunities to extract further investment performance through active management and development of existing assets remain a focus of the retail team," Mr Fookes said.

Office Portfolio

GPT's Office Portfolio performed well in the period, increasing income and maintaining high occupancy.

Subsequent to year end GPT successfully launched the GPT Wholesale Office Fund (GWOF), which is managed by GPT and in which the Group has a 40% interest. Following the creation of GWOF, GPT's office investment totals $2.4 billion, consisting of $1.5 billion in assets held on the Group's balance sheet and GPT's $860 million investment in GWOF.

Across the GPT managed Portfolio, over 59,000 sqm was leased in the 6 months to June 2006, resulting in 96.6% of space being committed, above market occupancy of 92.2%.

Mr Tony Cope, GPT's Head of Office, said GPT continued to expect income growth in the medium term from the Office assets and was clearly seeing signs of improving market conditions. Across the assets owned by GPT and GWOF the average lease term is 6.2 years, with limited short-term expiry (only 2.7% of space across the 530,000 sqm GPT managed Portfolio is expiring through the remainder of 2006). Significant increases in valuations were achieved, with a net revaluation of $168 million across the office assets.

"Our success in continuing to lease space and to undertake lease renewals well in advance of expiry underpinned solid performance. Economic fundamentals are positive and are supporting a return to more favourable conditions across the markets," Mr Cope said.

Acquisitions and developments

The Group commenced the development of a new 21,700 sqm campus style office building on the waterfront at 818 Bourke Street Melbourne. The building, which is adjacent to the National @ Docklands buildings, is due to be complete in early 2008. GPT will spend approximately $100 million developing the 6 level office building, 50% of which will be occupied by Ericsson (10,650 sqm) for a term of 10 years on completion. The remaining space will be leased over the course of the development. A yield of 7.5% is anticipated on the development. Future development opportunities across the GPT managed Portfolio include Indigo House and the Transit Centre in Brisbane.

Leasing

Over 59,000 sqm was leased or renewed across the GPT and GWOF assets over the first half of 2006 and terms were agreed for a further 21,700 sqm in the June quarter. This leasing was undertaken across a range of assets, including:

- Australia Square, in Sydney, where committed space is 98.9%, and 7,300 sqm was leased or renewed, including leases to Ninemsn, DTL Australia and CPS Corporate.

- Also in Sydney, 179 Elizabeth Street increased committed space to close to 90%, while 6,500 sqm was leased and terms agreed over a further 3,000 sqm at the MLC Centre, and 6,300 sqm was leased at the Citigroup Centre.

- In Melbourne, lease surrenders were agreed with UBS and the Australian Stock Exchange at 530 Collins Street. Over 14,000 sqm of space at this asset has been committed to a range of tenants, including St George Bank.

- Strong leasing continued at the Riverside Centre in Brisbane, where over 8,500 sqm was leased or renewed, contributing to full occupancy at this asset.

"We are continuing to focus on current vacancy and pending expiry across our assets to maintain a balanced expiry profile. Overall, we are pleased with the performance and position of the office assets, although future performance remains dependant on continued improvement in office demand, particularly in the key Sydney CBD market.

"Net absorption in all markets continues to be positive and with constrained supply, particularly in Sydney, we expect solid rental growth over the short to medium term," said Mr Cope.

Hotel/Tourism Portfolio

Mr Bruce Morris, GPT's Hotel/Tourism Portfolio Manager, said that following a strong period of performance last year, the Portfolio delivered a small increase in income (on a like for like basis). The result for the Portfolio was impacted by deteriorating tourism conditions, consolidation of Voyages and a range of one off costs.

The major assets, Ayers Rock Resort and Four Points, each increased income but both were impacted by lower inbound tourism and weak domestic demand. Performance of the Lodges Portfolio was impacted by Cyclone Larry, which resulted in the closure of Bedarra and Dunk Islands for four months and disruption to travel generally to this region.

While Voyages' performance is traditionally heavily weighted to the second half of the year, one-off costs relating to insurance claims and the restructuring of Voyages had a marked impact on results in this period.

"While this was the first period that our results fully reflected the inherent seasonality in the Voyages business, our medium term outlook for the portfolio remains positive. We had begun to see signs of improved performance at the Lodges prior to Cyclone Larry and we retain a positive outlook for the business in the absence of further one off costs," Mr Morris said.

The long-term outlook for inbound tourism to Australia remains positive, with growth of 5-6% pa forecast over the next decade. Domestic demand conditions, however, are expected to be relatively flat this year.

Industrial/Business Park Portfolio

GPT's Industrial/Business Park Portfolio grew to over $600 million at 30 June 2006, with the acquisition of nine additional assets during the period. In addition to enhancing the Portfolio's scale and diversity, these acquisitions provide further development potential in the medium term.

Mr Victor Georos, Industrial/Business Park Portfolio Manager, said the Portfolio was delivering on its strategy of positioning for growth through development, with significant income growth secured through recent leasing precommitments and new development options secured.

During 2006, over 16,300 sqm was leased or renewed at existing assets, contributing to occupancy of 97% (excluding land leases). The portfolio has an average lease term of 5.8 years (by income) and a yield of 7.8%.

GPT's presence at Homebush Bay in NSW has been further extended with the Quad 4 development which is due to be complete at the end of 2006 and the Group now has a presence in the strong Macquarie Park business park market, with the potential to develop a $90 million facility on a DA approved site at Talavera Road. Construction on the 22,200 sqm Labelmakers facility at Somerton was complete in April, and the 74,700 sqm Coles Myer facility at the site is due to be complete in early 2007. Linfox have now committed to a 43,300 sqm facility at Somerton.

The acquisition of six industrial assets located in key industrial markets across Sydney, Melbourne, Brisbane and Canberra was completed in March 2006. The $94.4 million in assets will provide an initial yield of 8.4%. The majority of the assets have long-term leases in place with major corporate and government tenants, including the National Archives, Smorgon Steel and Vodafone, and provide growth through structured rental increases.

Recent acquisitions include a 20,500 sqm industrial facility leased to Onesteel at Wetherill Park (NSW) for $21.9 million and a 50% interest in a recently developed 12,400 sqm facility in Port Adelaide (for $8.2 million) which has been acquired with Austrak, GPT's partner in the Austrak Business Park at Somerton. Both have significant future expansion potential. Overall the portfolio has substantial development opportunities, with over 250,000 sqm of land available for development.

"The growth of the Portfolio has continued to gain momentum and we now have considerable scale and diversity with assets in a range of industrial markets. The Portfolio retains further expansion potential, which will facilitate medium-term growth. With over 250,000 sqm of expansion land available across GPT's assets and with over 125,000 sqm of space currently being developed, investors will also benefit from income growth as these new facilities are completed," Mr Georos said.

<u>Urban Communities</u>

Further progress was made on the New Rouse Hill (NSW) in the first half of 2006, with construction commencing on the Rouse Hill Town Centre, which includes 100 residential apartments, and the approval of a development application for the next major stage of the residential development, the Southern precinct (consisting of up to 240 homes and around 100 apartments). Settlement of initial sales at Honeyeater Crescent (the first residential lots released) have occurred following registration of the land subdivision.

At the Twin Waters development, in Mudjimba, Queensland, the sale of the resort delivered a significant profit, reflecting an internal rate of return in excess of 20% (pre-tax).

Financial Summary

	6 months to June 2005	6 months to June 2006
Distributions		
Distribution (cents per security)	11.4	13.6
Total Income		
Retail	$159.0m	$161.8m
Office	$113.9m	$130.4m
Hotel/Tourism	$36.0m	$26.9m
Industrial/Business Park	$12.4m	$17.6m
Urban Communities	$2.2m	$5.6m
Joint Venture	na	$27.7m
	At 31 December 2005	**At 30 June 2006***
Assets		
Total assets	$10,431.7m	$10,988.6 m
Borrowings	$3,628.2m	$3,622.0m
Debt to total assets	35%	33%
Securities on issue ('000)	2,016,717	2,041,530
Net asset backing/security	$3.16	$3.47**
Security price	$4.10	$4.34
Retail		
Total Value	$4,495.8m	$5,467.6m
Portfolio allocation (by value)	44%	51%
Office		
Total Value	$3,480.7m	$2,400.0m
Portfolio allocation (by value)	34%	22%
Hotel/Tourism		
Total Value	$875.3m	$842.1m
Portfolio allocation (by value)	9%	8%
Industrial/Business Park		
Total value	$418.3m	$607.5m
Portfolio allocation (by value)	4%	6%
Urban Communities		
Total value	$40.2m	$22.3m
Portfolio allocation (by value)	<1%	<1%
Equity Investment in JV	$843.8m	$1,312.2m
Allocation (by value)	8%	12%

* Adjusted for the creation of the GPT Wholesale Office Fund (GWOF) in July 2006. Includes GPT's $860 million co-investment in GWOF.

**Excludes provision for June quarter distribution (approximately 6.9 cents per security).

ENDS

THE GPT GROUP

Interim Financial Report
of General Property Trust
ABN: 58 071 755 609
30 June 2006

Contents

	Page
Directors' Report	1
Auditors' independence declaration	3
Interim Financial Report	
Consolidated Income Statement	5
Consolidated Balance Sheet	6
Consolidated Statement of Changes in Equity	7
Consolidated Cash Flow Statement	8
Notes to the Financial Statements	9
Directors' Declaration	27
Independent review report to the unitholders	28

The GPT Group (GPT) comprises General Property Trust (Trust) and its controlled entities, including GPT Management Holdings Limited (Company) and its controlled entities.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2005 and any public announcements made by GPT during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The Directors of GPT RE Limited, the Responsible Entity of General Property Trust and GPT Management Holdings Limited, present their report together with the financial report of the GPT Group (GPT) for the half-year ended 30 June 2006 and the Audit Report thereon.

Directors

The Directors of GPT Management Holdings Limited and GPT RE Limited, the responsible entity of General Property Trust ('the Responsible Entity'), at any time during or since the end of the half-year are:

Peter Joseph (Chairman)
Malcolm Latham
Ian Martin
Brian Norris
Eric Goodwin
Nic Lyons
Ken Moss
Elizabeth Nosworthy
Anne McDonald (Appointed 2 August 2006)

Principal Activities

The principal activities of GPT during the financial half-year were:

- investment in income producing retail, commercial, hotel, industrial, residential and office park properties;
- development of retail, commercial, industrial and office park properties;
- residential property development;
- property trust management;
- property management;
- fund management; and
- hotel management.

GPT operates in Australia, Europe and the United States of America.

There has been no other significant change in the nature of the activities of GPT during the half-year.

The GPT Group (GPT)

The stapled securities of GPT are quoted on the Australian Stock Exchange under the code GPT and comprise of one unit in the Trust and one share in the Company. The unit and share are stapled together and cannot be traded separately. Each entity forming part of GPT continues as a separate legal entity in its own right under the *Corporations Act 2001* and is therefore required to comply with the reporting and disclosure requirements under the *Corporations Act 2001* and Australian Accounting Standards.

Review of Operations and Changes in State of Affairs

	Half-year	
	2006	2005
	$M	$M
Profit after tax for the stapled entity	696.5	66.2
Distribution/finance cost paid and payable*	276.0	230.0
Distribution/finance cost per security*	13.6	11.4

* - Includes the June quarter distribution of 6.9 cents per unit ($140.9 million) payable on 21 September 2006 for which a provision has not been made in the Interim Financial Statements as at 30 June 2006 it had not been declared. This distribution has subsequently been declared.

Events Subsequent to Balance Date

On 24 July 2006, the GPT Group announced that it had finalised the establishment of the Group's first wholesale fund - the GPT Wholesale Office Fund (GWOF). GWOF will be GPT's core Australian prime CBD office investment partner, with GPT maintaining an interest in the portfolio through its stake in the Fund. GPT will continue to own the remainder of the GPT Group's office portfolio on balance sheet, with exposure to a value of $1.4 billion. Combined with GPT's investment in GWOF (currently 40%) the GPT Group will have exposure to a highly diversified and quality office portfolio with a value of approximately $2.2 billion.

GPT received cash proceeds of $1.3 billion on 21 July 2006 as consideration for the sell down of its interest in GWOF and will initially use the funds to retire existing debt. This will enhance GPT's capacity to fund its significant development pipeline, which has a potential value of approximately $2 billion in the medium term, and to invest in future opportunities.

Auditors' independence declaration

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on the following page.

Rounding of Amounts

The amounts disclosed in the Directors' Report have been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, pursuant to which, unless otherwise indicated, the amounts in the Directors' Report have been rounded to the nearest tenth of a million dollars.

Auditor
PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

Dated at SYDNEY this 28th day of August 2006

Signed in accordance with a resolution of the Directors.

Peter Joseph
Chairman

Nic Lyons
Executive Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Declaration

As lead auditor for the review of General Property Trust for the half year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of General Property Trust and the entities it controlled during the period.

DH Armstrong
Partner
PricewaterhouseCoopers

Sydney
28 August 2006

Consolidated Income Statement
For the half-year ended 30 June 2006

	Half-year 30 Jun 2006 $M	30 Jun 2005 $M
Revenue		
Revenue from property investments	352.2	345.5
Revenue from hotel operations	98.5	-
Property and asset management fees	2.0	-
Total revenue	452.7	345.5
Other income		
Fair value adjustments to investment properties	408.5	104.4
Share of after tax profits of equity accounted entities	136.0	50.5
Interest - Joint venture investment arrangements	26.6	-
Interest - Cash and short term money market securities	1.5	4.9
Profit on disposal of assets	2.0	9.3
Total income	574.6	169.1
Total revenue and other income	1,027.3	514.6
Expenses		
Property expenses and outgoings	89.0	82.5
Expenses from hotel operations	81.9	-
Management and other administration costs	17.0	3.9
Depreciation and amortisation expense	11.7	-
Finance costs	117.8	74.2
Net (gains) / losses on derivative financial instruments held at fair value	(55.5)	16.6
Exchange losses on foreign currency borrowings	58.4	-
Impairment expense	1.6	10.7
Responsible Entity's fee	-	15.4
Finance costs to Securityholders	-	205.5
Costs associated with internalisation/merger proposals	7.1	40.4
	329.0	449.2
Profit before income tax	698.3	65.4
Income tax expense/(benefit)	1.8	(0.8)
Profit for the half-year	696.5	66.2
Profit attributable to:		
- Members of the Trust	699.9	66.2
- Equityholders of other stapled entities (minority interest)	(3.4)	-
	Cents	**Cents**
Basic and diluted earnings per Equityholder of the Trust	34.5	3.3
Basic and diluted earnings per Equityholder of the Trust before financing costs attributable to GPT Unitholders	34.5	11.4

The above Consolidated Income Statement should be read in conjunction with the accompanying notes.

See Note 3 for a reconciliation of profit after tax to realised operating income.

Consolidated Balance Sheet
As at 30 June 2006

	Notes	30 Jun 2006 $M	31 Dec 2005 $M
ASSETS			
Current Assets			
Cash and cash equivalents		37.6	93.4
Receivables		153.2	136.5
Inventory		9.7	9.1
Derivative financial instruments		70.4	27.3
Other		5.9	13.1
		276.8	279.4
Non-current assets classified as held for sale	5	2,155.6	-
		2,432.4	558.8
Non-current Assets			
Investment properties	6	6,862.2	7,245.1
Investment in joint ventures	8	1,017.5	1,433.6
Investment in associates	9	29.0	23.4
Property, plant & equipment	10	741.2	689.1
Other financial assets	11	1,098.5	718.1
Deferred tax asset		7.0	7.4
Intangible assets		86.8	35.6
		9,842.2	10,152.3
Total Assets		12,274.6	10,431.7
LIABILITIES			
Current Liabilities			
Payables		238.6	248.0
Borrowings	12	1,904.1	1,588.6
Derivative financial instruments		34.7	34.3
Provisions		9.6	144.1
		2,187.0	2,015.0
Non-current Liabilities			
Borrowings	12	2,988.3	2,039.6
Provisions		3.7	3.6
Deferred tax liability		0.3	0.2
		2,992.3	2,043.4
Total Liabilities		5,179.3	4,058.4
Net Assets		7,094.3	6,373.3
EQUITY			
Equity attributable to the Equityholders of the Trust			
Contributed equity		4,391.5	4,296.0
Reserves		65.7	16.2
Undistributed income		2,343.2	1,778.4
GPT Unitholders' Interest		6,800.4	6,090.6
Equity attributable to the Equityholders of other entities stapled to GPT			
Contributed equity		307.0	302.5
Reserves		12.6	2.4
Accumulated losses		(25.7)	(22.2)
Other stapled Securityholders' Interest		293.9	282.7
Total Equity	13	7,094.3	6,373.3

The above Consolidated Balance Sheet should be read in conjunction with the accompanying notes.

Consolidated Statement of Changes in Equity
For the half-year ended 30 June 2006

	Notes	Half-year 30 Jun 2006 $M	30 Jun 2005 $M
Total equity at the beginning of the half-year		6,373.3	
Gain on revaluation of hotel property, plant and equipment	10	1.4	
Movement in asset revaluation reserve		(0.6)	
Movement in foreign currency translation reserve		61.8	
Net income recognised directly in equity		62.6	
Profit for the half-year		696.5	66.2
Total recognised income and expense for the half-year		759.1	66.2
Transactions with Equityholders in their capacity as Equityholders:			
Transfer of net assets attributable to Unitholders from liability to equity		-	6,092.6
Issue of share capital		100.0	
Movement in treasury stock reserve		(3.8)	
Movement in employee incentive security scheme reserve		0.8	
Distribution paid or payable		(135.1)	(35.4)
Total equity at the end of the half-year		7,094.3	6,123.4
Total recognised income and expenditure for the half-year attributable to:			
Members of the Trust		752.2	66.2
Equityholders of other stapled entities (minority interest)		6.9	-
		759.1	66.2

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

Consolidated Cash Flow Statement
For the half-year ended 30 June 2006

	Notes	Half-year 30 Jun 2006 $M	30 Jun 2005 $M
Cash flows from operating activities			
Cash receipts in the course of operations (inclusive of GST)		527.3	378.5
Cash payments in the course of operations (inclusive of GST)		(261.3)	(170.0)
Interest received		10.6	5.0
Distributions received from associates and joint ventures		76.1	43.3
Income tax paid		(1.6)	(0.3)
Net receipt from derivatives		11.5	2.8
		362.6	259.3
Borrowing costs		(107.7)	(92.0)
Net cash inflows from operating activities	15	254.9	167.3
Cash flows from investing activities			
Payment for investment properties		(894.1)	(199.8)
Proceeds on disposal of investment properties		35.9	22.3
Payments for property, plant and equipment		(38.1)	(0.6)
Payments for properties under construction		(26.6)	(60.2)
Payments for operating rights		(51.2)	(39.5)
Decrease in other loans		-	45.2
Investments in joint ventures and associates		(44.6)	(105.6)
Loan to joint ventures and associates		(304.0)	(344.6)
Net cash receipt on control of subsidiary		-	10.0
Net cash outflows from investing activities		(1,322.7)	(672.8)
Cash flows from financing activities			
Proceeds from commercial bills issued		462.2	868.3
Proceeds/(repayments) of short and medium term notes		743.6	(106.5)
Proceeds from issue of securities		100.0	-
Funding of employee incentive security scheme		(25.6)	-
Finance costs and distributions paid to Securityholders		(268.2)	(227.9)
Net cash inflows from financing activities		1,012.0	533.9
Net increase/(decrease) in cash and cash equivalents		(55.8)	28.4
Cash and cash equivalents at the beginning of the half-year		93.4	50.9
Cash and cash equivalents at the end of the half-year		37.6	79.3

The above Consolidated Cash Flow Statement should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

1. Summary of accounting policies

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual financial report for the year ended 31 December 2005 and any public announcements made by GPT during the interim period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial period. Accounting policies in relation to new transactions carried out in the period to 30 June 2006 are set out below.

(a) Basis of preparation

This general purpose financial report for the interim half-year reporting period ended 30 June 2006 has been prepared in accordance with the Trust's Constitution, Accounting Standard AASB 134 *Interim Financial Reporting*, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*. Comparative information has been restated where appropriate to enhance comparability.

Accounting Standards issued but not effective as at 30 June 2006
At 30 June 2006, standards applicable to GPT that have been issued but are not yet effective are AASB 7 *Financial Instruments* and consequential amendments made by AASB 2005-10. The standards are applicable to interim reporting periods beginning on or after 1 January 2007. GPT does not intend to adopt these prior to this date. The impact on the financial statements relates to disclosures only.

(b) Accounting for GPT

In accordance with AASB Interpretation 1002 *Post-date of transition stapling Arrangements*, the stapled entity reflects the consolidated entity. Equity attributable to other stapled entities is a form of minority interest in accordance with AASB Interpretation 1002 and in the consolidated column, represents the contributed equity of GPT Management Holdings Limited (the Company).

As a result of the stapling, investors in GPT will receive payments from each component of the stapled security comprising distributions from the Trust and dividends from the Company. GPT RE Limited, the Responsible Entity of the Trust, is a wholly owned entity of the Company.

(c) Intangible assets

Management rights

Property management rights with a finite useful life are carried at acquisition cost less accumulated amortisation and impaired losses. Amortisation is calculated using the straight line method to allocate the cost of the property management right over its useful life. Useful life is determined on an asset by asset basis up to a maximum of 20 years.

(d) Non-current assets held for sale

Non-current assets classified as held for sale are stated at fair value less costs to sell if their carrying amount will be recovered principally through the sale transaction rather than through continuing use.

Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet.

(e) Employee benefits

Employee incentive security scheme ("EISS")

Security-based compensation benefits are provided to employees via the EISS. Under the terms of the EISS, employees are provided with a non recourse loan which is used to acquire securities on market. The terms of the loans create a synthetic option, the value of which needs to be brought to account pursuant to the term of AASB 2 *Share Based Payments*. Further, AASB 2 requires the loans and underlying number of securities to be removed from receivables and contributed equity respectively.

The securities are recognised in equity when loans are repaid and the proceeds received allocated to share capital. If loans are forgiven, equity is recognised but not for nil consideration. Therefore the number of securities on issue increases without a corresponding increase in the value of equity.

The notional fair value of the implied options in respect of these loans is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to securities.

The notional fair value arising from the implied option flowing from the loans at grant date is determined using Black-Scholes option model pricing.

All recourse loans to employees are included in Other Financial Assets. Any repayments of the loans by employees reduce the amount of Other Financial Assets.

	Half-year	
	30 Jun 2006	30 Jun 2005
	$M	$M
2. Distributions paid and payable to Securityholders		
In respect of the six months ended 30 June 2006		
Distribution/finance costs of 6.7 cents per unit paid on 25 May 2006 (20 May 2005: 5.7 cents)*	135.1	115.0
Finance costs (26 Aug 2005: 5.7 cents)**	-	115.0
Distributions/finance costs paid and payable for the six months ended 30 June 2006 6.7 cents per unit (30 Jun 2005: 11.4 cents)*	135.1	230.0

* - Prior to 2 June 2005, returns to Unitholders were classified as finance costs.

** - No provision has been made for the June quarter distribution because as at 30 June 2006 it had not been declared. Subsequent to the end of the period, a distribution of 6.9 cents per unit ($140.9 million) payable on 21 September 2006 was declared.

3. Reconciliation of Profit after Tax to Realised Operating Income

	30 Jun 2006	30 Jun 2005
Profit after tax	696.5	66.2
Add: finance costs to Securityholders	-	205.5
Profit after tax before finance costs to Securityholders	696.5	271.7
Fair value adjustments to investment properties	(408.5)	(104.4)
Fair value adjustments to equity accounted entities	(63.5)	(5.5)
Re-measurement of derivatives to fair value	(42.6)	16.6
Exchange losses on foreign currency borrowings	58.4	-
Impairment expense	1.6	10.7
Non cash revenue adjustments	8.8	6.2
Net gain on disposal of properties	(2.0)	(9.3)
Depreciation and amortisation expense	11.7	-
Early completion of Darling Park 3 development	5.3	-
Costs associated with internalisation	7.1	40.4
Other	2.3	3.9
Realised operating income	275.1	230.3

	$'000	$'000
4. Expenses		
Responsible Entity's Fee		
- GPT Management Limited	-	15,353.0

GPT Management Limited, a wholly owned subsidiary of Lend Lease Corporation Limited, was the Responsible Entity of General Property Trust until replaced on 6 June 2005. The base management fee payable by GPT to GPT Management Limited was 0.40% per annum of gross assets, with a performance component, if applicable, of 5% of GPT's outperformance compared to the S&P/ASX Property 200 Accumulation Index. The total fee payable each six months was capped at 0.275% of the gross assets of the Trust. GPT Management Limited was entitled to receive all or part of the performance fee so that earnings per unit for each six month period were not less than the earnings per unit for the previous six month period. No performance fee was payable in respect of the period to 6 June 2005.

GPT RE Limited, a wholly owned subsidiary of GPT Management Holdings Limited, became the Responsible Entity on 6 June 2005. Fees payable by the Trust to GPT RE Limited are eliminated on consolidation. Expenses for the period include management and administration costs, rent and outgoings and other associated costs

	30 Jun 2006 $M	31 Dec 2005 $M
5. Non-current assets classified as held for sale		
Investment properties:		
HSBC Centre, 580 George Street, Sydney	249.6	-
179 Elizabeth Street, Sydney	94.6	-
Darling Park 3, Sydney	257.2	-
530 Collins Street, Melbourne	293.4	-
National@Docklands, Melbourne	311.2	-
Riverside Centre, Brisbane	342.2	-
10 & 12 Mort Street, Canberra	50.7	-
	1,598.9	-
Investment in associates:		
Darling Park Complex, Sydney (50% interest)	478.7	-
Brisbane Transit Centre, Brisbane (50% interest)	78.0	-
	556.7	-
	2,155.6	-

Refer to Note 14 for the establishment of the GPT Wholesale Office Fund.

6. Investment properties

	30 Jun 2006 $M	31 Dec 2005 $M
Retail	5,207.6	4,345.7
Office	924.8	2,362.5
Industrial	547.5	354.8
Hotel & Tourism	182.3	182.1
	6,862.2	7,245.1

Reconciliation

Reconciliations of the carrying amounts of investment properties at the beginning and end of the half-year are set out below.

	30 Jun 2006 $M	31 Dec 2005 $M
Carrying amount at the beginning of the half-year	7,245.1	7,491.3
Additions	42.5	244.2
Acquisitions	769.0	85.2
Transfer from property, plant and equipment	33.8	329.0
Transfer to property, plant and equipment	(22.9)	-
Transfer to properties held for sale	(1,598.9)	(586.5)
Lease Incentives	27.4	21.3
Amortisation of lease incentives	(10.0)	(15.2)
Disposals	(34.1)	(666.5)
Net gain from fair value adjustments	408.5	336.6
Leasing costs	1.8	5.7
Carrying amount at end of the half-year	6,862.2	7,245.1

7. Property Investments

For all the properties listed in this note, GPT holds an interest directly or indirectly through investments in other entities.

	30 Jun 2006 $M	31 Dec 2005 $M
Investment properties	6,862.2	7,245.1
Interest in hotel operations	617.9	614.6
Properties under construction	113.0	63.5
Investments in associates and joint ventures	777.3	1,455.9
	8,370.4	9,379.1

Notes to the Financial Statements (continued)

7. Property Investments (continued)

(a) Investment Properties

Name	Ownership % [1]	Acquisition Date	Acquisition Price $M	Total Cost including Additions and Lease Incentives $M	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation $M	Movement since Independent Valuation $M	Fair Value 30 Jun 06 $M
RETAIL									
Casuarina Square	100	Oct 1973	4.5	163.0	Mar 2006	CB Richard Ellis	380.0	7.9	387.9
NT						M Steur, AAPI			
Charlestown Square	100	Dec 1977	7.3	190.6	Mar 2006	Knight Frank	420.0[2]	1.7	421.7
NSW						KL Goddard, FAPI			
Pacific Highway, Charlestown	100	Oct 2002	7.1	8.0	Mar 2006	Knight Frank	14.0	1.2	15.2
NSW		Jul 2003	5.3	5.3		KL Goddard, FAPI			
Dandenong Plaza	100	Dec 1993	60.2	195.3	Sep 2003	FPDSavills	205.0	4.8	209.8
VIC		Dec 1999	60.3	60.3		AD Johnston, AAPI			
Erina Fair	33.3%	Jun 1992	55.1	166.6	Mar 2006	CB Richard Ellis	284.0	0.6	284.6
NSW						J Barras, AAPI			
Westfield Penrith[4]	50	Jun 1971	212.7	307.2	Mar 2006	Knight Frank	458.0	0.1	458.1
NSW						KL Goddard, FAPI			
Sunshine Plaza	50	Dec 1992	32.8	185.4	Dec 2005	Knight Frank	295.0	0.6	295.6
QLD		Sep 2004	130.4			P Kwan, AAPI			
Plaza Parade	50	Jun 1999	4.7	12.0	Dec 2005	Knight Frank	13.5	-	13.5
QLD						P Kwan, AAPI			
Westfield Woden [5]	50	Feb 1986	42.0	130.9	Mar 2006	CB Richard Ellis	268.5	0.8	269.3
ACT	Leasehold					J Barras, AAPI			
Carlingford Court	100	Jul 1996	80.1	142.5	Dec 2004	CB Richard Ellis	158.0	4.6	162.6
NSW						J Barras, AAPI			
Chirnside Park	100	Jul 1996	80.5	138.4	Mar 2006	Knight Frank	190.0	1.1	191.1
VIC						KL Goddard, FAPI			
Wollongong Central	100	Jul 1996	54.0	130.4	Dec 2004	Knight Frank	200.7[3]	11.2	211.9
NSW		Oct 1998	34.8			KL Goddard, FAPI			
Floreat Forum	100	Jul 1996	33.3	88.2	Mar 2004	Knight Frank	95.0	1.2	96.2
WA						M Crowe, AAPI			
Forestway Shopping Centre	100	Jul 1996	27.0	44.9	Sep 2004	Knight Frank	64.0	2.2	66.2
NSW						KL Goddard, FAPI			
Macarthur Square	50	Dec 1999	135.0	254.8	Dec 2004	CB Richard Ellis	233.9	88.4	322.3
NSW						M Steur, AAPI			
Parkmore Shopping Centre	100	Jul 1996	120.0	134.7	Dec 2004	Knight Frank	145.0	3.7	148.7
VIC						KL Goddard, FAPI			
Highpoint	50	Mar 2006	621.3[6]	621.3	-	-	-	-	621.3
VIC									

(1) Freehold, unless otherwise stated.
(2) Valuation for Charlestown was $418.8 million, which did not include $1.2 million of land.
(3) Valuation for Wollongong was $195.0 million, which did not include land of $5.7 million.
(4) Westfield Penrith formerly known as Penrith Plaza includes Borec House, High Street Penrith, Riley Square and Penrith Cinemas.
(5) Westfield Woden formerly known as Woden Plaza includes Bonner House.
(6) Highpoint includes acquisition costs of $32 million.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

7. Property Investments (continued)

(a) Investment Properties (continued)

Name	Ownership % (1)	Acquisition Date	Acquisition Price $M	Total Cost including Additions and Lease Incentives $M	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation $M	Movement since Independent Valuation $M	Fair Value 30 Jun 06 $M
RETAIL (Continued)									
Homemaker City Aspley QLD	100	Nov 2001	43.2	53.2	Jun 2005	Knight Frank P Kwan, AAPI	60.0	5.8	65.8
Homemaker City Bankstown NSW	100	Nov 2001	38.5	40.6	Sep 2003	FPDSavills AD Johnston, AAPI	44.0	6.1	50.1
Homemaker City Cannon Hill QLD	100	Nov 2001	13.9	14.8	Sep 2003	Jones Lang LaSalle J Apted, FAPI	15.7	3.3	19.0
Homemaker City Epping VIC	100	Aug 2003	37.7	38.2	Mar 2006	Knight Frank C Parsons, AAPI	31.6	0.1	31.7
Homemaker City Fortitude Valley (2) QLD	100	Dec 2001	7.2	122.9	Sep 2003	CB Richard Ellis T Irving, AAPI	31.6	96.4	128.0
Homemaker City Jindalee QLD	100	Nov 2001	38.7	40.9	Sep 2004	Jones Lang LaSalle J Apted, FAPI	55.0	8.1	63.1
Homemaker City Maribyrnong VIC	100	Nov 2001	35.5	36.1	Sep 2003	Knight Frank MJ Schuh, AAPI	47.3	4.5	51.8
Homemaker City Mt Gravatt QLD	100	Nov 2001	17.9	19.9	Mar 2005	Knight Frank P Kwan, AAPI	22.2	3.1	25.3
Homemaker City Windsor QLD	100	Nov 2001	20.0	20.5	Jun 2005	CB Richard Ellis T Irving, AAPI	21.0	1.4	22.4
Retail portion of Melbourne Central (3)									574.4
Total Retail									**5,207.6**
OFFICE									
Australia Square NSW	50	Sep 1981	42.5	158.2	Jun 2006	Savills A Pannifex, AAPI	237.0	-	237.0
MLC Centre NSW	50	Apr 1987	233.5	326.8	Jun 2006	Jones Lang LaSalle M Smallhorn, AAP	332.5	-	332.5
Indigo House (formerly Black Ink House) QLD	100	Apr 1984	9.1	16.0	Jun 2006	Jones Lang LaSalle J Apted, FAPI	24.4	-	24.4
Office portion of Melbourne Central (3)									330.9
Total Office									**924.8**

(1) Freehold, unless otherwise stated.
(2) Homemaker Fortitude Valley includes the redevelopment stages 2 & 3.
(3) Melbourne Central: 63.4% Retail ($574.4 million) and 36.6% Office ($330.9 million) (Dec 2005: 64% Retail and 36% Office).

Name	Ownership % (1)	Acquisition Date	Acquisition Price $M	Total Cost including Additions and Lease Incentives $M	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation $M	Movement since Independent Valuation $M	Fair Value 30 Jun 06 $M
MIXED									
Melbourne Central VIC	100	May 1999 Mar 2001	410.2 17.1 3.5 (4) 430.8	738.4	Mar 2006	CB Richard Ellis P Fay, AAPI	903.3	2.0	905.3
Total Mixed									**905.3**

(4) Acquisition costs.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

Company - GPT RE Limited
File No 34819

7. **Property Investments (continued)**

(a) **Investment Properties (continued)**

Name	Ownership % [1]	Acquisition Date	Acquisition Price $M	Total Cost including Additions and Lease Incentives $M	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation $M	Movement since Independent Valuation $M	Fair Value 30 Jun 06 $M
INDUSTRIAL									
2 - 4 Harvey Road Kings Park NSW	100	May 1999	24.9	25.0	Mar 2005	Savills M Pisano, AAPI	31.0	1.1	32.1
Citi-West Industrial Estate Altona North VIC	100	Aug 1994	60.0	69.7	Mar 2006	Savills S Robb, AAPI	69.3	0.3	69.6
5 Gladstone Road Castle Hill NSW	100	Jan 2003	8.7	9.0	Sep 2004	WK Wotton W Wotton, FAPI	8.7	0.3	9.0
Quad 1, Parkview Drive Homebush Bay NSW	100 Leasehold	Jun 2001	15.5	15.6	Jun 2004	Colliers A Graham, AAPI	16.6	-	16.6
Quad 2, Parkview Drive Homebush Bay NSW	100 Leasehold	Dec 2001	2.3	15.9	Jun 2004	Colliers A Graham, AAPI	18.7	0.5	19.2
Quad 3, Parkview Drive Homebush Bay NSW	100 Leasehold	Mar 2003	2.7	16.1	Mar 2006	Colliers B Collier, AAPI	20.1	-	20.1
8 Herb Elliott Homebush Bay NSW	100 Leasehold	Aug 2004	8.5	8.5	-	-	-	-	8.5
5 Figtree Drive Homebush Bay NSW	100 Leasehold	Jul 2005	20.2	20.2	-	-	-	-	20.2
7 Figtree Drive Homebush Bay NSW	100 Leasehold	Jul 2004	10.1	10.1	-	-	-	-	10.1
7 Parkview Drive Homebush Bay NSW	100 Leasehold	May 2002	16.1	16.3	May 2005	Knight Frank TM Phelan, FAPI	18.0	0.3	18.3
11 Grand Ave, Camellia NSW	100	May 1998	9.9	57.7	Sep 2003	Knight Frank WR Retallick, FAPI	58.0	11.5	69.5
15 Berry Street Granville NSW	100	Nov 2000	10.0	10.4	Sep 2003	Knight Frank WR Retallick, FAPI	10.8	1.9	12.7
19 Berry Street Granville NSW	100	Dec 2000	18.8	18.9	Sep 2003	Knight Frank WR Retallick, FAPI	20.5	-	20.5
973 Fairfield Road Yeroongpilly NSW	100	Nov 2005	12.9	13.0	-	-	-	-	13.0
Austrak Business Park Somerton VIC	50	Oct 2003	25.5	57.7	-	-	-	-	60.4
134 – 140 Fairbairn Road West Sunshine, VIC	100	Mar 2006	13.5	13.5	-	-	-	-	13.5
92 – 116 Holt Street Pinkenba, QLD	100	Mar 2006	14.1	14.1	-	-	-	-	14.1
Block 1 & 4, Section 15 Sandford St, Mitchell ACT	100 Leasehold	Mar 2006	9.6	9.6	-	-	-	-	9.6
31 Vision Drive Burwood East, VIC	100	Mar 2006	10.5	10.5	-	-	-	-	10.5
4 Holker Street Silverwater NSW	100	Mar 2006	34.2	34.2	-	-	-	-	34.2
120 Miller Road Villawood NSW	100	Mar 2006	17.9	17.9	-	-	-	-	17.9
372 – 374 Victoria Street Wetherill Park, NSW	100	Jun 2006	21.9	21.9	-	-	-	-	21.9
21 Talavera Road Macquarie Park NSW	100	Jun 2006	17.8	17.8	-	-	-	-	17.8
Lots 42 & 44 Ocean Steamers Road Port Adelaide SA	50	Jun 2006	8.2	8.2	-	-	-	-	8.2
Total Industrial									**547.5**

(1) Freehold, unless otherwise stated.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

Notes to the Financial Statements (continued)

7. Property Investments (continued)

(a) Investment Properties (continued)

Name	Ownership	Acquisition Date	Acquisition Price	Total Cost including Additions and Lease Incentives	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation	Movement since Independent Valuation	Fair Value 30 Jun 06
	% [1]		$M	$M			$M	$M	$M
HOTEL & TOURISM									
Four Points by Sheraton Hotel Sydney, NSW	100	May 2000	146.1	172.6	Mar 2005	Knight Frank AFH Bell, MRICS AAPI	181.0	8.3	189.3
	Leasehold Security Deposit								(7.0)[2]
Total Hotel & Tourism									182.3
Total Investment Properties									6,862.2

(b) Interest in Hotel Operations

Name	Ownership	Acquisition Date	Acquisition Price	Total Cost including Additions and Lease Incentives	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation	Movement since Independent Valuation	Fair Value 30 Jun 06
HOTEL & TOURISM									
Ayers Rock Resort NT	100	Dec 1997	231.9	369.6	Mar 2004	JLL Hotels MA Cooper, AAPI	353.8[3]	60.5	414.3
Cape Tribulation Resorts QLD	100 Part leasehold	Mar 2002	11.5	21.2	Mar 2005	Colliers MD Thomson, MRICS AAPI	12.0	(4.6)	7.4
Wildman River NT	100 Part leasehold	Jun 2001	0.5	1.1	Mar 2004	JLL Hotels MA Cooper, AAPI	0.5	0.1	0.6
Bedarra Island Resort QLD	100	Jul 2004	25.6	26.7	-	-	-	-	22.5
Brampton Island Resort QLD	100 Leasehold	Mar 2005	11.8	13.1	-	-	-	-	22.1
Cradle Mountain Resort TAS	100 Part leasehold	Jul 2004	11.2	16.1	-	-	-	-	19.8
Dunk Island Resort QLD	100 Part leasehold	Jul 2004	55.3	59.4	-	-	-	-	51.4
El Questro Resort WA	100	Jul 2005	17.4	19.6	-	-	-	-	18.6
Heron Island (including Wilson Island) QLD	100 Leasehold	Jul 2004	44.7	45.3	-	-	-	-	39.9
Silky Oaks Lodge QLD	100	Jul 2004	18.5	18.9	-	-	-	-	18.2
Wrotham Park QLD	100 Leasehold	Jul 2004	7.3	9.3	-	-	-	-	3.1
Total Interest in Hotel Operations									617.9

(1) Freehold, unless otherwise stated.
(2) Security deposit held by GPT.
(3) Valuation for Ayers Rock Resort was $360 million, of which $6.2 million related to plant and equipment owned by Voyages Hotels & Resorts Pty Limited.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

Notes to the Financial Statements (continued)

7. Property Investments (continued)

(c) Property under Construction

Name	Ownership % [1]	Acquisition Date	Acquisition Price $M	Total Cost including Additions and Lease Incentives $M	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation $M	Movement since Independent Valuation $M	Fair Value 30 Jun 06 $M
PROPERTY UNDER CONSTRUCTION									
Rouse Hill Town Centre NSW	100	Dec 2005	22.9	47.6	-	-	-	-	47.6[5]
818 Bourke Street Victoria Harbour, VIC	100	Jun 2006	5.4	5.4	-	-	-	-	5.4[5]
Quad 4, Parkview Drive Homebush Bay NSW	100 Leasehold	Jun 2004	2.7	12.2	-	-	-	-	12.2[5]
Austrak Business Park, Somerton VIC	50	Oct 2003	12.4	47.8	-	-	-	-	47.8[5]
Total Property Under Construction									**113.0[5]**

(d) Investments in Associates and Joint Ventures

Name	Ownership % [1]	Acquisition Date	Acquisition Price $M	Total Cost including Additions and Lease Incentives $M	Date of Latest External Valuation	Independent Valuer	Latest Independent Valuation $M	Movement since Independent Valuation $M	Fair Value 30 Jun 06 $M
RETAIL									
Erina Fair NSW	16.7 Units In Trust	Jun 1992	55.1	71.9	Mar 2006	CB Richard Ellis J Barras, AAPI	142.0	0.3	142.3[2] .[3]
Horton Parade QLD	50 Units In Trust	Jun 1998	3.8	7.8	Dec 2005	Knight Frank P Kwan, AAPI	10.0	0.1	10.1[2]
Maroochydore Superstore Plaza QLD		Feb 1999	5.5	8.4 / 16.2	Dec 2005	Knight Frank P Kwan, AAPI	10.5[4]	-	10.5[2] / 20.6
Total Retail									**162.9**
OFFICE									
Citigroup Centre NSW	50 Units In Trust	Jul 2001 Dec 2001	51.2 212.4 0.8	268.5	Dec 2005	Savills (NSW) A Pannifex, FAPI	315.0	0.1	315.1[2] (1.8)[3]
1 Farrer Place NSW	25 Units In Trust	Dec 2003	253.6	263.9	Dec 2005	CB Richard Ellis S Fairfax, AAPI	278.2	16.3	294.5[2] (0.3)[3]
Total Office									**607.5**
HOTEL & TOURISM									
Kings Canyon (Watarrka) Resort Trust NT	46 Units In Trust	Jun 2005	7.4	7.4	Jun 2006	Colliers A West, FAPI	6.1	-	6.1 0.8[3]
Total Hotel & Tourism									**6.9**
Total Equity Accounted Investments									**777.3**

(1) Freehold, unless otherwise stated.
(2) Share of Associates' property assets. The value of the Trust's interest in the Associates' property assets is included in the valuation.
(3) Share of Associates' other property related net assets/(liabilities) which have been included as property (refer Note 1(c)).
(4) Valuation of Maroochydore superstore was $7.5 million, which did not include the land of $3 million.
(5) Properties under construction are held at cost.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

File No 34819

7. **Property Investments (continued)**

(e) Additions to existing Property Investments

During the half-year the following additions and lease incentives were made to existing property investments:

	Consolidated	
	30 Jun 2006	31 Dec 2005
	$M	$M
Retail	76.1	258.6
Office	24.1	206.6
Industrial	29.6	26.0
Urban Communities	4.3	4.1
Hotel & Tourism	11.2	29.1
	145.3	524.4

Additions to property investments include capitalised interest on redevelopment of $2.0 million using an interest rate of 6.5% (June 2005: $9.9 million using 7.0%).

Macarthur Square
Construction commenced in September 2004 on the $218 million (GPT's share $109 million) expansion of Macarthur Square. The first stage of the development opened in the second half of 2005 and the second stage was completed in July 2006.

Rouse Hill Town Centre
A Masterplan Development Application was approved in March 2004 for the Rouse Hill Regional Centre. Construction on the town centre component commenced in April 2006. Stage 1 of the development is programmed for completion late 2007, and stage 2 is due to open early 2008.

The Quad, Parkview Drive, Homebush Bay
Construction commenced in December 2005 on the fourth stage of The Quad Business Park. Quad 4 is scheduled for completion in December 2006 at a forecast cost of $27 million, including land.

Austrak Business Park
Construction commenced in August 2005 on the $100 million Coles Myer National Distribution centre (GPT's share: $50 million) and the $20 million Labelmakers facility (GPT's share: $10 million) at the Austrak Business Park, Somerton. Labelmakers was completed in the first half 2006 and Coles Myer in early 2007.

7. Property Investments (continued)

(f) Purchase of Investments

Highpoint shopping centre

A 50% interest in the Highpoint Shopping Centre and 100% of the management rights to the centre were acquired on 31 March 2006.

Portfolio of six industrial parks

The properties are located in Sydney, Melbourne, Brisbane and Canberra which provides an initial yield of 8.4% and an average lease term of 9 years.

Lots 42 & 44 Ocean Steamers Road, Port Adelaide

A 50% interest in a recently developed facility comprising 12,550 sqm of existing assets and 2.5ha of developable land. Rail siding and access to dock warehouses extend along the northern and southern boundaries of the site.

21 Talavera Road, Macquarie Park

A 2.0ha development site with DA approval in place to build an office complex of 18,000sqm. The property was settled in June 2006.

372 – 374 Victoria Street, Wetherill Park

The property comprises 20,462sqm of gross lettable area and is leased to One Steel Limited for 8 years.

(g) Disposal of Investments

Homemaker Moorabbin

In June 2006, GPT exchanged on the sale for $36.6 million.

(h) Other Information

Four Points by Sheraton Hotel

The property is wholly owned by GPT. GPT also has a 40% interest in an associated company, 161 Sussex Street Pty Limited ('161 Sussex') which leases and operates the hotel. Starwood Pacific Hotels Pty Limited ('Starwood'), a wholly owned subsidiary of Starwood Hotels and Resorts Worldwide Inc. owns the remaining 60% interest.

In May 2000, 161 Sussex leased the hotel from GPT for 10 years, with 161 Sussex having an option to extend the lease for a further term of 5 years. After May 2005 the lease may be terminated by GPT if the hotel is sold. 161 Sussex has provided a security deposit of $7.0 million.

At the time of acquisition, GPT provided a loan to 161 Sussex to fund its purchase of business assets, the payment of the security deposit and initial working capital requirements. The loan balance at 30 June 2006 was $2.9 million.

	30 Jun 2006	31 Dec 2005
	$M	$M

7. **Property investments (continued)**

(l) **Commitments**

Capital expenditure

At balance date capital expenditure approved but not provided for in the financial report:

	30 Jun 2006 $M	31 Dec 2005 $M
Due within 1 year	486.5	62.5
Due between 1 and 5 years	227.1	32.2
	713.6	94.7

Operating leases

Estimated aggregate amount of operating lease expenditure agreed or contracted but not provided for in the financial report:

	30 Jun 2006 $M	31 Dec 2005 $M
Due within 1 year	7.0	13.6
Due between 1 and 5 years	21.6	49.2
Due between 5 years and expiry date of leases	55.1	56.6
	83.7	119.4

Of the total operating lease commitments, $54.6 million relates to an operating lease with SEA Island Holdings for the use of Lizard Island. The calculation is based on the current monthly rental. The rental payment increases every 2 years by the rate of CPI in Brisbane, which has not been reflected in the above disclosure. This operating lease also requires the payment of 10% of all beverages sold and 20% of all accommodation and meal revenue to SEA Island Holdings, payable on a half yearly basis. These amounts have not been included in the $54.6 million commitment.

Other commitments

Estimated aggregate amount of other commitments agreed or contracted but not provided for in the financial report:

	30 Jun 2006 $M	31 Dec 2005 $M
Due within 1 year	12.0	12.0
Due between 1 and 5 years	-	6.0
	12.0	18.0

These include medium term retention arrangements for certain GPT employees as a result of the transition from being Lend Lease employees to GPT employees.

	30 Jun 2006 $M	31 Dec 2005 $M
8. Investment in joint ventures		
Holding Investment Property		
- Erina Property Trust	142.3	129.6
- Horton Trust	20.6	20.5
- Darling Park Trust	-	285.4
- Darling Park Property Trust	-	190.3
- 1 Farrer Place Trust	294.2	278.2
- 2 Park Street Trust	313.3	313.3
- Roma Street Trust	-	61.5
	770.4	1,278.8
Managing Investment Property		
- Darling Park Operator	0.3	0.3
European Investments		
- BGP Investment S.a.r.l.	214.7	134.9
Australian Investments		
- BGA Real Estate Finance Trust.	1.8	-
US Investments		
- Babcock & Brown GPT REIT Inc	20.0	19.6
- B&B GPT Alliance 1 Llc	1.8	-
- B&B GPT Alliance 2 Llc	8.5	-
	247.1	154.8
Total Investment in joint ventures	1,017.5	1,433.6

Investments in joint ventures have investment property totalling $770.4 million (Dec 2005: $1,278.8 million). Investments in Darling Park Trust, Darling Park Property Trust and Roma Street Trust have been transferred to 'non current assets classified as held for sale'. Details of the investment properties held by these unlisted trusts are disclosed in Note 7 (d).

9. Investments in associates

Information relating to associates is set out below:

Name of entity	Ownership Interest 2006 %	2005 %		
Unlisted				
Holding Investment Property				
- Kings Canyon (Watarrka) Resort Trust	46	46	6.9	7.7
Managing Investment Property				
- 161 Sussex St Pty Limited	40	40	2.9	0.8
Urban Communities				
- Lend Lease GPT (Rouse Hill) Pty Limited	49	49	4.2	4.3
- Lend Lease (Twin Waters) Resort Pty Limited	49	49	15.0	10.6
			29.0	23.4

Investments in associates have investment property totalling $6.9 million (Dec 2005: $7.7 million). Details of the investment properties held by these unlisted trusts are disclosed in Note 7 (d).

The above associates' principal activities are property investment and all are incorporated in Australia.

All Associates have a reporting period of 30 June, except for 161 Sussex St Pty Limited which has a reporting period of 31 December.

10. Property, plant and equipment	Note	Property under Construction* $M	Hotel Property# $M	Office fixtures, fittings & operating equipment $M	Total $M
At 31 December 2005					
- Cost or fair value *#		63.5	614.6	11.6	689.7
- Accumulated depreciation		-	-	(0.6)	(0.6)
Net book amount		63.5	614.6	11.0	689.1
Half-year ended 30 June 2006					
Opening net book amount		63.5	614.6	11.0	689.1
Additions		60.4	10.9	10.1	81.4
Disposals		-	-	(10.1)	(10.1)
Transfer to investment properties	6	(33.8)	-	-	(33.8)
Transfer from investment properties	6	22.9	-	-	22.9
Revaluations		-	1.4	-	1.4
Depreciation charge		-	(9.0)	(0.7)	(9.7)
Closing carrying value		113.0	617.9	10.3	741.2
At 30 June 2006					
- Cost or fair value *#		113.0	617.9	11.6	742.5
- Accumulated depreciation		-	-	(1.3)	(1.3)
Net book amount		113.0	617.9	10.3	741.2

* - Property under construction is held at cost.
# - Hotel property is held at fair value.

	30 Jun 2006 $M	31 Dec 2005 $M
11. Other financial assets		
Loans to Joint Ventures and Associates		
- 161 Sussex St Pty Limited	2.9	2.8
- Lend Lease (Twin Waters) Pty Limited	-	17.9
- Lend Lease GPT (Rouse Hill) Pty Limited	8.0	7.4
- BGP Investment S.a.r.l.	883.8	603.6
- BGA Real Estate Finance Trust	12.7	-
- Babcock & Brown GPT REIT Inc.	85.2	85.7
- B&B GPT Alliance 1 Llc	16.1	-
- B&B GPT Alliance 2 Llc	67.4	-
	1,076.1	717.4
Loans to employees	21.7	-
Unlisted shares in corporations		
- Roma Street Operations Pty Limited	0.7	0.7
	1,098.5	718.1
12. Borrowings		
Current liabilities		
Unsecured		
Short and Medium Term Notes	1,051.4	1,110.8
Commercial Bills	852.7	477.8
	1,904.1	1,588.6
Non-current liabilities		
Unsecured		
Medium Term Notes	1,832.8	1,134.4
Commercial Bills and Bond	1,155.5	905.2
	2,988.3	2,039.6

(a) Finance arrangements

Credit standby arrangements		
Unsecured bill acceptance facility	400.0	600.0

GPT has unused stand-by facilities of $400 million (Dec 2005: $600 million) at balance date to provide liquidity backup for the Short Term/Medium Term Note Programme. $200 million matures on 22 November 2006 and a further $200 million matures on 30 April 2007. It is anticipated that it will be possible to extend all facilities.

(b) Short Term Note / Medium Term Note Programme

The Short Term/Medium Term Note Programme ('the Programme') is a revolving, non-underwritten, debt programme. The Programme provides flexible short term and medium term funding to enable GPT to fund commitments and to act promptly on investment opportunities. The Programme can be terminated at the discretion of GPT and is unsecured. The value of the notes issued under the Programme is limited by the GPT constitution.

On 21 July 2006, GPT received cash proceeds of $1.3 billion as consideration for the sell down of its interest in GPT Wholesale Office Fund which was used to retire existing short term debt.

Maximum face value of Short Term Notes on issue during the half-year	844.0	1,052.0
Face value of Short Term Notes outstanding at the end of the half-year	754.0	475.0
Maximum face value of Medium Term Notes on issue during the half-year	2,477.0	1,827.0
Face value of Medium Term Notes outstanding at the end of the half-year	2,137.0	1,777.0

Notes to the Financial Statements (continued)

12. Borrowings (continued)

(c) CPI Coupon Indexed Bond

On 10 December 1999, the Trust issued a CPI Coupon Indexed Bond totalling $125 million. The security will expire on 10 December 2029 and has a current coupon of 7.26%. The coupon compounds quarterly at the increase in CPI.

(d) Commercial Bills

GPT reduced and converted the $850 million Multi Option Facility to a $500 million Optional Drawdown Currency Facility which will expire on 30 April 2007. As at 30 June 2006, $436 million has been drawn down.

GPT has a $500 million Short Term Note Facility that expires on 1 June 2007. At 30 June 2006, $389.1 million (Dec 2005: 111.8 million) had been drawn down against this facility.

GPT has a $1,032 million Euro 3 year Syndicated Revolving Credit Facility that expires on 30 June 2008. At 30 June 2006 this facility was fully drawn down.

The GPT / Austrak Joint Venture has a $115.0 million (GPT's Share $57.5 million) Bill Facility to fund the capital expenditure requirements of Austrak Business Park, Somerton. This facility is broken up into 3 tranches, a working capital facility of $14.6 million, a Labelmakers facility of $17.1 million, and a Coles Myer facility of $83.3 million which expires on 30 September 2006, 31 May 2009 (subject to bank's review on 31 May 2007) and 19 April 2007 respectively. This facility is secured by a mortgage over Austrak Business Park, Somerton. As at 30 June 2006, $64.3 million (GPT's share $32.2 million) has been drawn down, (Dec 2005: $33.8 million (GPT's Share $16.9 million)).

	30 Jun 2006 $M	31 Dec 2005 $M
13. Total equity/net assets attributable to Securityholders		
Transfer of net assets attributable to Securityholders to equity		
Opening equity at the beginning of the half-year	6,373.3	-
Transfer from net assets attributable to Securityholders	-	6,165.0
Issue of share capital	100.0	-
Current half-year profit attributable to Securityholders	696.5	566.8
Movement in asset revaluation reserve	0.8	4.7
Movement in foreign currency translation reserve	61.8	13.9
Movement in employee incentive security scheme reserve	0.8	-
Movement in treasury stock reserve	(3.8)	-
Distributions paid and payable	(135.1)	(377.1)
Closing equity at the end of the half-year	7,094.3	6,373.3
Total equity/net assets attributable to Securityholders represents		
Equity / Securityholder contributions	4,698.5	4,598.5
Retained earnings	2,317.5	1,756.2
Asset revaluation reserve	5.5	4.7
Employee incentive security scheme reserve	0.8	-
Treasury stock reserve	(3.8)	-
Foreign currency translation reserve	75.8	13.9
Total equity	7,094.3	6,373.3

Notes to the Financial Statements (continued)

14. Events occurring after the balance sheet date

GPT Wholesale Office Fund
On 24 July 2006, the GPT Group announced that it had finalised the establishment of the Group's first wholesale fund - the GPT Wholesale Office Fund (GWOF). GWOF will be GPT's core Australian prime CBD office investment partner, with GPT maintaining an interest in the portfolio through its stake in the Fund. The Trust will continue to own the remainder of the GPT Group's office portfolio on balance sheet, with exposure to a value of $1.4 billion. Combined with the GPT's investment in GWOF (currently 40%) the GPT Group will have exposure to a highly diversified and quality office portfolio with a value of approximately $2.2 billion in assets.

GPT received cash proceeds of $1.3 billion on 21 July 2006 as consideration for the sell down of its interest in GWOF and will initially use the funds to retire existing debt. This will enhance GPT's capacity to fund its significant development pipeline, which has a potential value of approximately $2 billion in the medium term, and to invest in future opportunities.

The earnings to be derived from the fund are a base management fee of 0.11254% per quarter of the asset value payable quarterly in arrears and a performance fee of 15% of the outperformance above the 10 year bond yield on the first day of the half year plus 3% per annum (post base management fee). Total management fees are capped at 0.45% of the asset value per half year. Excess outperformance and underperformance is carried forward to future periods

15. Reconciliation of profit after income tax to net cash inflows from operating activities

	Half-year	
	30 Jun 2006	30 Jun 2005
	$M	$M
Profit for the half-year	696.5	66.2
Add: finance costs to Securityholders	-	205.5
Profit for the half-year after finance costs to Securityholders	696.5	271.7
Fair value adjustments to investment properties	(408.5)	(104.4)
Fair value adjustments to equity accounted entities	(63.5)	(5.5)
Re-measurement of derivatives to fair value	(42.6)	16.6
Exchange losses on foreign currency borrowings	58.4	-
Impairment expense	1.6	10.7
Non cash revenue adjustments	9.8	6.2
Gain on disposal of properties	(2.0)	(9.3)
Depreciation and amortisation expense	11.7	-
Employee incentive security scheme expense	0.8	-
Provision for doubtful debts	0.2	-
Interest capitalised	(2.0)	(9.9)
Decrease in receivables	(23.4)	(0.4)
Increase/(decrease) in payables	17.9	(8.4)
Net cash inflows from operating activities	254.9	167.3

16. Contingencies

There are no material contingencies at balance date.

File No 34819

17. Segment information

Primary reporting format - business segments

Half-year ended 30 June 2006	Retail $M	Office $M	Industrial $M	Hotel and Tourism $M	Residential $M	Joint Venture $M	Corporate Office $M	Consolidated $M
Revenue								
Revenue from property investments	211.7	112.0	20.3	8.2	-	-	-	352.2
Revenue from hotel operations	-	-	-	98.5	-	-	-	98.5
Property and asset management fees	2.0	-	-	-	-	-	-	2.0
	213.7	112.0	20.3	106.7	-	-	-	452.7
Share of after tax profits of equity accounted entities								
Net operating income	4.4	39.3	-	2.4	4.6	21.8	-	72.5
Fair value adjustments	11.7	31.7	-	-	-	20.1	-	63.5
	16.1	71.0	-	2.4	4.6	41.9	-	136.0
Interest - Joint venture investment arrangements	-	-	-	-	1.0	25.6	-	26.6
Fair value adjustments to investment properties	250.1	146.2	12.2	-	-	-	-	408.5
Other income	2.0						1.5	3.5
Total revenue and other income	481.9	329.2	32.5	109.1	5.6	67.5	1.5	1,027.3
Expenses								
Property expenses and outgoings	58.9	26.9	2.9	0.3	-	-	-	89.0
Expenses from hotel operations	-	-	-	81.9	-	-	-	81.9
Impairment of investments	-	-	-	-	-	1.6	-	1.6
Financing costs	-	-	-	-	-	-	117.8	117.8
Exchange losses on foreign currency borrowings	-	-	-	-	-	-	58.4	58.4
Net gains on derivative financial instruments held at fair value	-	-	-	-	-	-	(55.5)	(55.5)
Corporate overheads	1.7	-	-	9.7	-	-	24.4	35.8
Total expenses	60.6	26.9	2.9	91.9	-	1.6	145.1	329.0
Segment result	421.3	302.3	29.6	17.2	5.6	65.9	(143.6)	698.3
Income tax expense								1.8
Profit for the half-year								696.5

17. Segment information (continued)

Primary reporting format - business segments

Half-year ended 30 June 2005	Retail $M	Office $M	Industrial $M	Hotel and Tourism $M	Urban Communities $M	Joint Venture $M	Corporate Office $M	Consolidated $M
Revenue								
Revenue from property investments	202.7	105.3	14.8	21.8	0.9	-	-	345.5
Share of after tax profits of equity accounted entities								
Net operating income	4.2	39.0	-	0.5	1.3	-	-	45.0
Fair value adjustments	-	5.5	-	-	-	-	-	5.5
	4.2	44.5	-	0.5	1.3	-	-	50.5
Fair value adjustments to investment properties	17.6	11.6	21.2	54.0	-	-	-	104.4
Other income	-	-	-	-	-	-	14.2	14.2
Total revenue and other income	224.5	161.4	36.0	76.3	2.2	-	14.2	514.6
Expenses								
Property expenses and outgoings	44.1	35.6	2.4	0.4	-	-	-	82.5
Impairment expense	-	-	-	10.7	-	-	-	10.7
Financing costs	-	-	-	-	-	-	74.2	74.2
Net loss on derivative financial instruments held at fair value	-	-	-	-	-	-	16.6	16.6
Corporate overheads	-	-	-	-	-	-	44.3	44.3
Financing costs to Securityholders	-	-	-	-	-	-	205.5	205.5
Responsible Entity's fee	-	-	-	-	-	-	15.4	15.4
Total expenses	44.1	35.6	2.4	11.1	-	-	356.0	449.2
Segment result	180.4	125.8	33.6	65.2	2.2	-	(341.8)	65.4
Income tax benefit								0.8
Profit for the half-year								66.2

Company GPT RE Limited
File No 34819

Directors' Declaration

In the directors' of the Responsible Entity's opinion:

(a) the interim financial statements and notes set out on pages 5 to 26 are in accordance with the *Corporations Act 2001*, including:
   (i) complying with the Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
   (ii) giving a true and fair view of the GPT Group's financial position as at 30 June 2006 and of its performance, as represented by the results of their operations, changes in equity and their cashflows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable; and

The directors have been given the declarations by the chief executive officer and chief financial officer required by Section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with the resolution of the directors.

Peter Joseph
Chairman

Nic Lyons
Executive Director

GPT RE Limited

Sydney
28 August 2006

PRICEWATERHOUSECOOPERS

Company - GPT RE Limited
File No 34819

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent review report to the Unitholders of General Property Trust

Matters relating to the electronic presentation of the financial report

This review report relates to the financial report of the GPT Group (defined below) for the half-year ended 30 June 2006 included on Group's web site. The directors of GPT RE Limited (the Responsible Entity) are responsible for the integrity of the Group's web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the financial report. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the financial report to confirm the information included in the financial report presented on this web site.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of General Property Trust:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the GPT Group (defined below) as at 30 June 2006 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for the GPT Group for the half-year ended 30 June 2006. The GPT Group comprises both General Property Trust and the entities it controlled during the period, including GPT Management Holdings Limited and its controlled entities.

The directors of GPT RE Limited, as Responsible Entity for General Property Trust, are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the

maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the GPT Group to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the GPT Group's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of the group's personnel, and
- analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

DH Armstrong
Partner

Sydney
28 August 2006

Appendix 4D

Half yearly report

Introduced 30/6/2003.

Name of entity

The GPT Group (GPT) comprising General Property Trust and its controlled entities

ABN or equivalent company reference	Half year ended ('current period')
58 071 755 609	30 June 2006

Results for announcement to the market

				$A'm
Revenues from ordinary activities	up	99.6%	to	1,027.3
Explanation – Refer ASX Announcement				
Profit (loss) from ordinary activities after tax attributable to members	up	952.1%	to	696.5
Explanation - Refer ASX Announcement				
Net profit (loss) for the period attributable to members	up	952.1%	to	696.5
Explanation – Refer ASX Announcement				

Distributions	Amount per security	Franked amount per security
Final distributions	N/A	N/A
Interim distributions (six months)	13.6	0.00

Record date for determining entitlements to the June quarter distribution	7 September 2006
Date on which the June quarter distribution is payable	21 September 2006

Distribution Reinvestment Programme
The Distribution Reinvestment Programme does not currently apply.

NTA backing	Current period	Previous corresponding period
Net tangible asset backing per ordinary security	$3.43	$3.14

Control gained or lost over entities during period

Name of entity (or group of entities)

Date of gain or loss of control

Interests in entities which are not controlled entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
Equity accounted associates and joint venture entities	Current Period	Previous corresponding period	Current period $A'm	Previous corresponding period - $A'm
Roma Street Trust	50%	50%	19.6	6.8
Erina Property Trust	50%	50%	15.7	3.8
Horton Trust	50%	50%	0.5	0.6
Darling Park Trust	50%	50%	11.1	11.7
Darling Park Property Trust	50%	50%	7.2	8.0
2 Park Street Trust	50%	50%	10.1	10.3
1 Farrer Place Trust	50%	50%	23.9	7.8
Lend Lease GPT (Rouse Hill) Pty Limited	49%	49%	0.3	0.0
Lend Lease Twin Waters Resort Pty Limited	49%	49%	4.4	1.3
161 Sussex Street	40%	40%	1.6	0.2
Kings Canyon (Watarrka) Resort Trust	46%	46%	(0.1)	0.0
BGP Investment S.a.r.l.	50%	0%	40.6	0.0
B&B GPT REIT Inc	50%	0%	0.9	0.0
B&B GPT Alliance 1	50%	0%	(0.2)	0.0
B&B GPT Alliance 2	50%	0%	0.2	0.0
BGA Real Estate Finance Trust	50%	0%	0.2	0.0
Total			136.0	50.5

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

GPT Management Holdings Limited
and its controlled entities
ABN: 67 113 510 188

Interim Financial Report
30 June 2006

Contents

	Page
Directors' Report	1
Auditors' independence declaration	3
Interim Financial Report	
Consolidated Income Statement	5
Consolidated Balance Sheet	6
Consolidated Statement of Changes in Equity	7
Consolidated Cash Flow Statement	8
Notes to the Financial Statements	9
Directors' Declaration	15
Independent review report to the members	16

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the period ended 22 April 2005 to 31 December 2005 and any public announcements made by GPT Management Holdings Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The directors of GPT Management Holdings Limited present their report on the consolidated entity and the entities it controlled at the end of or during the half-year ended 30 June 2006.

Directors

The directors of GPT Management Holdings Limited (the 'Company') at any time during or since the end of the half-year are:

Peter Joseph (Chairman)
Malcolm Latham
Ian Martin
Brian Norris
Eric Goodwin
Nic Lyons
Ken Moss
Elizabeth Nosworthy
Anne McDonald (Appointed 2 August 2006)

Principal Activities

The principal activities of the Company during the half-year were:

- investment in income producing retail, commercial, industrial and office park properties;
- management and administration of the General Property Trust;
- hotel management; and
- fund management.

The Company operates in Australia, Europe and the United States of America

There has been no other significant change in the nature of the activities of the Company during the half-year.

Review of Operations and Changes in State of Affairs

	Half-year 2006 $'000
Loss after tax for the consolidated entity	3,434

GPT Management Holdings Limited was incorporated on 22 April 2005. Its first reporting period was from 22 April 2005 to 31 December 2005, and accordingly there are no comparative figures for the period to 30 June 2005.

Dividends

The directors have not declared any dividends for the half-year.

Events Subsequent to Balance Date

The directors are not aware of any matter or circumstance occurring since the end of the half-year not otherwise dealt with in this report or accounts that has significantly or may significantly affect the operations of the Company, the results of their operations or the state of affairs of the Company in subsequent financial years.

Auditors' independence declaration

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on the following page.

Rounding of Amounts

The amounts disclosed in the Directors' Report have been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, pursuant to which, unless otherwise indicated, the amounts in the Directors' Report have been rounded to the nearest thousand dollars.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

Dated at SYDNEY this 28th day of August 2006

Signed in accordance with a resolution of the directors.

Peter Joseph
Chairman

Nic Lyons
Executive Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Declaration

As lead auditor for the review of GPT Management Holdings Limited for the half year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of GPT Management Holdings Limited and the entities it controlled during the period.

DH Armstrong
Partner
PricewaterhouseCoopers

Sydney
28 August 2006

Consolidated Income Statement
For the half-year ended 30 June 2006

	Half-year 30 Jun 2006 $'000
Revenue	
Revenue from hotel operations	98,468
Fund management fees	12,293
Property management fees	6,733
Development management fees	6,597
Total revenue	124,091
Other Income	
Share of after tax profits of equity accounted entities	40,293
Interest income	2,788
Other income	3,185
Total income	46,266
Total revenue and other income	170,357
Expenses	
Salaries and wages	63,196
Rental expense attributable to hotel operations	27,110
Cost of sales attributable to hotel operations	17,368
Property outgoings	17,159
Repairs and maintenance	5,784
Advertising and promotion	4,364
Professional fees	3,676
Impairment expense	28,266
Depreciation and amortisation expenses	2,565
Interest expense	1,325
Costs associated with internalisation	399
Other expenses	733
	171,945
Loss before income tax	(1,588)
Income tax expense	1,846
Loss attributable to the members of GPT Management Holdings Limited	(3,434)
	Cents
Basic and diluted loss per share attributable to the ordinary equity holders of the company	(0.2)

The above Consolidated Income Statement should be read in conjunction with the accompanying notes.

Company - GPT RE Limited
File No 34819

Consolidated Balance Sheet
As at 30 June 2006

	Notes	30 Jun 2006 $'000	31 Dec 2005 $'000
ASSETS			
Current Assets			
Cash and cash equivalents		13,217	33,992
Receivables		47,043	51,470
Inventories		9,656	9,089
		69,916	94,551
Non-current Assets			
Investments in related trust		3,619	-
Investment in joint ventures	3	216,838	135,225
Investment in associates	4	6,884	7,637
Other financial assets	5	60,524	111,474
Property, plant & equipment	6	10,315	11,015
Intangible assets	7	30,000	7,278
Deferred tax asset		7,017	7,423
		335,197	280,052
Total Assets		405,113	374,603
LIABILITIES			
Current Liabilities			
Payables		60,727	47,386
Provisions		9,603	12,410
		70,330	59,796
Non-current Liabilities			
Payables		36,923	28,420
Provisions		3,691	3,531
Deferred tax liability		274	211
		40,888	32,162
Total Liabilities		111,218	91,958
Net Assets		293,895	282,645
EQUITY			
Contributed equity		306,995	302,508
Reserves		12,571	2,374
Accumulated losses		(25,671)	(22,237)
Total Equity		293,895	282,645

The above Consolidated Balance Sheet should be read in conjunction with the accompanying notes.

Consolidated Statement of Changes in Equity
For the half-year ended 30 June 2006

	Half-year 30 Jun 2006 $'000
Total equity at the beginning of the half-year	**282,645**
Movement in asset revaluation reserve	(631)
Movement in foreign currency translation reserve	10,959
Net income recognised directly in equity	**10,328**
Loss for the half-year	(3,434)
Total recognised income and expense for the half-year	**6,894**
Transactions with Equityholders in their capacity as Equityholders:	
Movement in treasury stock reserve	(170)
Movement in employee incentive security scheme reserve	39
Proceeds from issue of shares, net of transaction costs	4,487
Total equity at the end of the half-year	**293,895**

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

Consolidated Cash Flow Statement
For the half-year ended 30 June 2006

	Notes	Half-year 30 Jun 2006 $'000
Cash flows from operating activities		
Cash receipts in the course of operations (inclusive of GST)		129,358
Cash payments in the course of operations (inclusive of GST)		(129,062)
Income tax paid		(1,596)
Interest received		537
Net cash inflows from operating activities	8	(763)
Cash flows from investing activities		
Payment for joint venture		(30,639)
Payment for management rights		(51,200)
Payment for property, plant & equipment		(21)
Net cash flows from investing activities		(81,860)
Cash flows from financing activities		
Proceeds from issue of shares		4,487
Proceeds from related party borrowings		82,862
Funding of employee incentive security scheme		(25,501)
Net cash flows from financing activities		61,848
Net increase in cash and cash equivalents		(20,775)
Cash and cash equivalents at the beginning of the half-year		33,992
Cash and cash equivalents at the end of the half-year		13,217

The above Consolidated Cash Flow Statement should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

1. Summary of accounting policies

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the period ended 31 December 2005 and any public announcements made by GPT Management Holdings Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

GPT Management Holdings Limited was incorporated on 22 April 2005. Its first reporting period was from 22 April 2005 to 31 December 2005, and accordingly there are no comparative figures for the period to 30 June 2005.

The accounting policies adopted are consistent with those of the previous financial period. Accounting policies in relation to new transactions carried out in the period to 30 June 2006 are set out below.

(a) Basis of preparation

This general purpose financial report for the interim half-year reporting period ended 30 June 2006 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting*, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*. Comparative information has been restated where appropriate to enhance comparability.

Accounting Standards issued but not effective as at 30 June 2006
At 30 June 2006, standards applicable to the Company that have been issued but are not yet effective are AASB 7 *Financial Instruments* and consequential amendments made by AASB 2005-10. The standards are applicable to interim reporting periods beginning on or after 1 January 2007. The Company does not intend to adopt these prior to this date. The impact on the financial statements relates to disclosures only.

(b) Intangible assets

(i) Goodwill

Goodwill represents the excess of cost of an acquisition over the fair value of Company's share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains or losses on disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(ii) Management rights

Property management rights with a finite useful life are carried at acquisition cost less accumulated amortisation and impaired losses. Amortisation is calculated using the straight line method to allocate the cost of the property management right over its useful life. Useful life is determined on an asset by asset basis up to a maximum of 20 years.

Notes to the Financial Statements

1. Summary of accounting policies

(c) Employee benefits

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within twelve months of reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts to be expected to be paid when the liabilities are settled. Liabilities for non-accumulated sick leave are recognised when leave is taken and measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Retirement benefit obligations

All employees of the Company are entitled to benefits on retirement, disability or death from the GPT Group Superannuation Plan. The GPT Group Superannuation Plan has a defined contribution section within its plan. The defined contribution section receives fixed contributions and the Company's legal and constructive obligation is limited to these contributions. The employees of the Company are all members of the defined contribution section of the GPT Group Superannuation Plan.

Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

(iv) Profit-sharing and bonus plans

The Company recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(v) Employee incentive security scheme ("EISS")

Security-based compensation benefits are provided to employees via the EISS. Under the terms of the EISS, employees are provided with a non recourse loan which is used to acquire securities on market. The terms of the loans create a synthetic option, the value of which needs to be brought to account pursuant to the term of AASB 2 *Share Based Payments*. Further, AASB 2 requires the loans and underlying number of securities to be removed from receivables and contributed equity respectively.

The securities are recognised in equity when loans are repaid and the proceeds received allocated to share capital. If loans are forgiven, equity is recognised but not for nil consideration. Therefore the number of securities on issue increases without a corresponding increase in the value of equity.

The notional fair value of the implied options in respect of these loans is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to securities.

The notional fair value arising from the implied option flowing from the loans at grant date is determined using Black-Scholes option model pricing.

All recourse loans to employees are included in Other Financial Assets. Any repayments of the loans by employees reduce the amount of Other Financial Assets.

Notes to the Financial Statements (continued)

	30 Jun 2006 $'000	31 Dec 2005 $'000

2. Dividends paid and payable to Shareholders

No dividends have been paid or declared for the half-year.

3. Investment in joint ventures

	30 Jun 2006 $'000	31 Dec 2005 $'000
European Investments		
- BGP Investment S.a.r.l.	214,695	134,880
US Investments		
- B&B GPT Alliance 1 Llc	1,836	-
Managing Investment Property		
- DPT Operator Pty Limited	307	345
	216,838	135,225

4. Investments in associates

Information relating to associates is set out below:

Name of entity	Ownership Interest 2006 %	Ownership Interest 2005 %	30 Jun 2006 $'000	31 Dec 2005 $'000
Unlisted				
Holding Investment Property				
- Kings Canyon (Watarrka) Resort Trust	46	46	6,884	7,637

The associate's principal activity is managing the Kings Canyon hotel resort and is incorporated in Australia with a reporting period of 30 June.

5. Other financial assets

	30 Jun 2006 $'000	31 Dec 2005 $'000
Loans to employees	21,712	-
Lease incentives	834	989
Loan to related party		
- General Property Trust	37,978	110,485
	60,524	111,474

The Company has provided a Long Term Incentive (LTI) recourse loan to Senior Executives for the purchase of GPT securities. The LTI scheme will be subject to performance hurdles that, when earned, will be used to paydown the recourse loan.

Notes to the Financial Statements (continued)

	Computers	Office fixtures & fittings	Total
	$'000	$'000	$'000
6. Property, plant and equipment			
At 31 December 2005			
- Cost	2,997	8,687	11,684
- Accumulated depreciation	(155)	(514)	(669)
Net book amount	2,842	8,173	11,015
Half year ended 30 June 2006			
Opening net book amount	2,842	8,173	11,015
Additions	1,787	8,294	10,081
Disposals	(697)	(9,365)	(10,062)
Depreciation charge	(476)	(243)	(719)
Closing carrying value	3,456	6,859	10,315
At 30 June 2006			
- Cost	4,087	7,616	11,703
- Accumulated depreciation	(631)	(757)	(1,388)
Net book amount	3,456	6,859	10,315

	Goodwill*	Management Rights#	Total
	$'000	$'000	$'000
7. Intangibles			
At 31 December 2005			
- Cost	7,278	-	7,278
- Accumulated amortisation	-	-	-
Net book amount	7,278	-	7,278
Half year ended 30 June 2006			
Opening net book amount	7,278	-	7,278
Acquisition of management rights	-	51,200	51,200
Impairment expense	(7,278)	(19,509)	(26,787)
Amortisation charge	-	(1,691)	(1,691)
Closing carrying value	-	30,000	30,000

* - The goodwill on the acquisition of Voyages Hotels & Resorts Pty Limited has been written-off as the Company cannot substantiate the cost for which it was acquired. The write-off has been restated at the GPT Group level.

- On 31 March 2006, the Company purchased the management rights for the Highpoint Shopping Centre. The management rights include asset, property and development management rights of the Centre, which are being amortised over a period of 7.5 years. The management rights have been impaired as the net cashflow generated by the Company from administering the management rights does not substantiate the cost for which they were acquired. The impairment has been restated at the GPT Group level.

Notes to the Financial Statements (continued)

8. Reconciliation of profit after income tax to net cash inflow from operating activities

	30 Jun 2006 $'000
Loss for the half-year	(3,434)
Depreciation and amortisation expenses	2,565
Costs associated with internalisation	399
Impairment expense	28,266
Employee incentive security scheme expense	861
Share of after tax profits of equity accounted entities	(40,293)
Foreign exchange gain	(3,180)
Interest on related party loan	(2,251)
Decrease in receivables	5,262
Increase in payables	11,042
Net cash inflow from operating activities	(763)

9. Segment information

Primary reporting format - business segments

Half-year ended 30 June 2006	**Corporate Office $'000**	**Property Management $'000**	**Hotel & Tourism $'000**	**Joint Venture $'000**	**Consolidated $'000**
Revenue					
Revenue from hotel operations	-	-	98,468	-	98,468
Fund Management fees	12,293	-	-	-	12,293
Property management fees	-	6,733	-	-	6,733
Development management fees	-	6,597	-	-	6,597
Total revenue	12,293	13,330	98,468	-	124,091
Share of after tax profits of equity accounted entities	(38)	-	(122)	40,453	40,293
Interest - Cash and loans	2,541	-	247	-	2,788
Other income	3,180	5	-	-	3,185
Total segment revenue and other income	17,976	13,335	98,593	40,453	170,357
Expenses					
Salaries and wages	(11,689)	(11,196)	(40,311)	-	(63,196)
Rental expense attributable to hotel operations	-	-	(27,110)	-	(27,110)
Cost of sales attributable to hotel operations	-	-	(17,368)	-	(17,368)
Property outgoings	-	-	(17,159)	-	(17,159)
Repairs and maintenance	(568)	(863)	(4,353)	-	(5,784)
Advertising and promotion	-	-	(4,364)	-	(4,364)
Professional fees	(1,947)	(845)	(884)	-	(3,676)
Other expenses	(573)	(235)	75	-	(733)
Impairment expense	-	(19,509)	(7,278)	(1,479)	(28,266)
Depreciation and amortisation expenses	(248)	(1,691)	(626)	-	(2,565)
Interest expense	-	-	(1,325)	-	(1,325)
Costs associated with internalisation	(399)	-	-	-	(399)
Total segment expenses	(15,424)	(34,339)	(120,703)	(1,479)	(171,945)
Segment result	2,552	(21,004)	(22,110)	38,974	(1,588)
Tax benefit/(expense)	(2,118)	(72)	344	-	(1,846)
Profit/(loss) for the half-year	434	(21,076)	(21,766)	38,974	(3,434)

Notes to the Financial Statements (continued)

	30 Jun 2006 $'000	31 Dec 2005 $'000

10. Commitments

Expenditure contracted for at reporting date but recognised as liabilities is as follows:

	30 Jun 2006 $'000	31 Dec 2005 $'000
Payable:		
Within 1 year	44,576	44,163
Later than 1 year but not later than 5 years	95,926	110,355
Later than 5 years	47,579	55,235
	188,081	209,753

Of the total commitments, $54.6 million relates to an operating lease with SEA Island Holdings for the use of Lizard Island. The calculation is based on the current monthly rental. The rental payment increases every two years by the rate of CPI in Brisbane, which has not been reflected in the above disclosure. This operating lease also requires the payment of 10% of all beverages sold and 20% of all accommodation and meal revenue to SEA Island Holdings, payable on a half yearly basis. These amounts have not been included in the $54.6 million commitment.

11. Contingencies

There are no material contingencies at balance date.

12. Events occurring after balance date

On 24 July 2006, the GPT Group announced that it had finalised the establishment of the Groups first wholesale fund, the GPT Wholesale Office Fund (GWOF) with approximately $2.2 billion in assets.

GPT Funds Management Limited, a wholly owned subsidiary of GPT Management Holdings Limited, will earn fund management fees in its role as manager of the fund. The base management fee is 0.11254% per quarter of the asset value payable quarterly in arrears with the opportunity of a performance fee of 15% of the outperformance above the 10 year bond yield on the first day of the half year plus 3% per annum (post base management fee). Total management fees are capped at 0.45% of the asset value per half year. Excess outperformance and underperformance is carried forward to future periods.

Directors' Declaration

In the directors' opinion:

(a) the financial statements and notes set out on pages 5 to 14 are in accordance with the Corporations Act 2001, including:
   (i) complying with the Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
   (ii) giving a true and fair view of the consolidated entity's financial position as at 30 June 2006 and of its performance, as represented by the results of their operations, changes in equity and their cashflows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

The directors have been given the declarations by the chief executive officer and chief financial officer required by Section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with the resolution of the directors.

Peter Joseph
Chairman

Nic Lyons
Executive Director

GPT Management Holdings Limited

Sydney
28 August 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent review report to the Shareholders of GPT Management Holdings Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of GPT Management Holdings Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the GPT Management Holdings Limited Group (defined below) as at 30 June 2006 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for the GPT Management Holdings Limited Group (the consolidated entity), for the half-year ended 30 June 2006. The consolidated entity comprises both GPT Management Holdings Limited (the company) and the entities it controlled during the period.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report

does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of the company's personnel, and
- analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

DH Armstrong
Partner

Sydney
28 August 2006

Appendix 4D

Half yearly report

Introduced 30/6/2003.

Name of entity

GPT Management Holdings Limited and its controlled entities

ABN or equivalent company reference	Half year ended ('current period')
67 113 510 188	30 June 2006

Results for announcement to the market

				$A'000
Revenues from ordinary activities	up	∞%	to	170,357
Explanation – Refer ASX Announcement				
Profit (loss) from ordinary activities after tax attributable to members	up	∞%	to	(3,484)
Explanation - Refer ASX Announcement				
Net profit (loss) for the period attributable to members	up	∞%	to	(3,484)
Explanation – Refer ASX Announcement				

Distributions	Amount per security	Franked amount per security
Final distributions	N/A	N/A
Interim distributions (six months)	0.00	0.00

Record date for determining entitlements to the June quarter distribution	
Date on which the June quarter distribution is payable	

Distribution Reinvestment Programme
The Distribution Reinvestment Programme does not currently apply.

NTA backing	Current period	Previous corresponding period
Net tangible asset backing per ordinary security	$0.14	$0.14

Control gained or lost over entities during period

Name of entity (or group of entities)	
Date of gain or loss of control	

Interests in entities which are not controlled entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
Equity accounted associates and joint venture entities	Current Period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
BGP Investment S.a.r.l.	50%	0%	40,635	0
B&B GPT Alliance 1	50%	0%	(181)	0
DPT Operator Pty Limited	50%	0%	(39)	0
Kings Canyon (Watarrka) Resort Trust	46%	0%	(122)	0
Total			40,293	0

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

File No 34819

The GPT Group

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust
AFSL 286511

GPT Management Holdings Limited
ABN 67 113 510 188

Level 52
MLC Centre
19 Martin Place
Sydney NSW 2000
Australia

T: +61 2 8239 3555
F: +61 2 9225 9318
E: gpt@gpt.com.au
www.gpt.com.au

7 August 2006

The Manager
Companies Section
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

By electronic lodgement

Dear Sir

Initial Director's Notice (Appendix 3X)

Please find attached Appendix 3X for Anne McDonald who was appointed as a Director of the GPT Group on 2 August 2006.

Yours sincerely

James Coyne
Company Secretary

GPT Securityholder Service Centre

T: 1800 025 095
F: +61 2 9287 0303
E: gpt@gpt.com.au

www.gpt.com.au

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	GPT Group comprising the stapled securities of General Property Trust (Trust) and GPT Management Holdings Limited (GPTMHL)
ABN	58 071 755 609 - Trust 67 113 510 188 - GPTMHL

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anne McDonald
Date of appointment	2/8/06

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
4,000

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
None	NA

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	None
Nature of interest	NA
Name of registered holder (if issued securities)	NA
No. and class of securities to which interest relates	NA

+ See chapter 19 for defined terms.

The GPT Group

THE GPT GROUP ANNOUNCES

Appointment of Anne McDonald to the GPT Board

2 August 2006

GPT today announced that Anne McDonald has been appointed to the Group's Board.
Ms McDonald brings extensive experience to the Board, through her financial and business background and as a Board member and has also been appointed to the Group's Audit & Risk Management Committee.

Ms McDonald was a Partner with Ernst & Young for 15 years, and has been a member of the Board of Partners of Ernst & Young and a director of the Private Health Insurance Administration Council.

Ms McDonald is currently a Director of St Vincent's & Mater Health Sydney, and the Chair of its Audit and Compliance Committee.

ENDS

The GPT Group

THE GPT GROUP ANNOUNCES

GPT Launches First Wholesale Fund

24 July 2006

GPT Wholesale Office Fund Closes Oversubscribed

GPT is pleased to announce that it has finalised the establishment of the Group's first wholesale fund - the GPT Wholesale Office Fund ("GWOF"). GWOF will initially own a $2.15 billion portfolio of prime office assets making it the largest and highest quality wholesale office property fund in Australia.

The establishment of GWOF is consistent with GPT's stated strategy to build a funds management business and represents a significant step in the creation of a wholesale funds management platform to meet the increasing demand from institutional investors for direct property exposure to quality real estate assets.

Nic Lyons, Chief Executive Officer of GPT said the development of a funds management platform provides GPT with potential for stronger earnings growth and broadens the Group's base of capital partners.

Furthering this strategy, GPT has also appointed Nicholas Harris as Head of Wholesale. Nicholas has spent the past 5 years as the Fund Manager for Lend Lease's Real Estate Partners funds. Prior to that, he spent 7 years with BT Funds Management. Nicholas brings with him significant experience in wholesale property funds management and will be integral to the future growth of GPT's wholesale business and the development of future products.

Nicholas will work alongside the Fund Manager for GWOF, Martin Ritchie, who has worked in GPT's office team for the past 5 years as an Investment Manager.

"The successful launch of GWOF represents a major strategic initiative in terms of GPT's creation of a funds management platform in partnership with leading domestic and international wholesale investors."

"We have been delighted with the strong demand for the product, which demonstrates support for GPT as a manager and for our high quality, domestic real estate portfolio and access to property acquisitions and developments across all sectors. We anticipate developing further products for our funds management strategy, consistent with our aim to continue to diversify the Group's income streams," Mr Lyons said.

GWOF will be GPT's core Australian prime CBD office investment partner, with GPT maintaining an interest in the portfolio through its stake in the Fund. GPT will continue to own the remainder of the Group's office portfolio on balance sheet, with exposure to 7 assets with a value of $1.4 billion. Combined with GPT's investment in GWOF (currently 40% of the Fund) the Group will have exposure to a highly diversified and quality office portfolio with a value of approximately $2.2 billion.

GPT received cash proceeds of $1.3 billion on 21 July 2005 as consideration for the sell down of its interest in GWOF and will initially use the funds to retire existing debt. This will enhance GPT's capacity to fund its significant development pipeline, which has a potential value of approximately $2 billion in the medium term, and to invest in future opportunities.

The transaction will not impact distributions in 2006 and GPT's forecast for the 2006 calendar year remains in line with the forecast of 27.5 cents per security as outlined in the May 2005 Explanatory Memorandum.

About the GPT Wholesale Office Fund

GWOF's initial portfolio consists of interests in 9 high quality office properties located in the major CBD office markets along Australia's eastern seaboard with a value of $2.15 billion.

Strong institutional investor support for GPT's initial offering resulted in the size of the offer being increased to $1.3 billion, representing what GPT believes to be the largest wholesale property fundraising in the Australian market. A broad cross section of domestic and offshore institutions have invested alongside GPT in the Fund.

The Fund will initially have no gearing and therefore has significant capacity for further investment.

The Board of the Fund's Responsible Entity, GPT Funds Management Limited, will be comprised of five directors with two GPT appointees and three independent directors: Nic Lyons (Chairman), Michael O'Brien (Executive Director), Ernest Bennett (independent), Lynn Wood (independent) and Dennis Broit (independent).

Details of the Portfolio are shown in the following table.

GWOF INITIAL PORTFOLIO

Property	Asset grade	Office NLA (m^2) (100%)	Book value ($m)
DARLING PARK TOWERS 1, 2, SYDNEY, NSW[1]	PREMIUM	102,200	478.0
DARLING PARK 3, SYDNEY, NSW	PREMIUM	29,800	257.0
RIVERSIDE CENTRE, BRISBANE, QLD	PREMIUM	51,100	340.0
NATIONAL@DOCKLANDS, MELBOURNE, VIC	A GRADE	59,500	311.1
530 COLLINS STREET, MELBOURNE, VIC	PREMIUM	67,900	292.5
HSBC CENTRE, 580 GEORGE STREET, SYDNEY, NSW	A GRADE	37,100	245.0
179 ELIZABETH STREET, SYDNEY, NSW	A GRADE	14,000	94.0
BRISBANE TRANSIT CENTRE, BRISBANE, QLD[1]	B GRADE	29,600	78.7
10 & 12 MORT STREET, CANBERRA, ACT	A GRADE	15,400	50.4
TOTAL		406,600	2,146.7

[1]. 50% interest

ENDS

For further information, please contact GPT:

Nic Lyons
Chief Executive Officer
(02) 8239 3565

Michael O'Brien
Chief Operating Officer
(02) 8239 3544

Donna Byrne
Head of Investor Relations
(02) 8239 3515